UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LOGICBIO THERAPEUTICS, INC.

(Name of Subject Company)

LOGICBIO THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54142F102

(CUSIP Number of Class of Securities)

Gracie Aguero

Corporate Counsel

LogicBio Therapeutics, Inc.

65 Hayden Avenue, 2nd Floor

Lexington, MA 02421

(617) 245-0399

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Krishna Veeraraghavan

David S. Huntington

Kyle T. Seifried

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is LogicBio Therapeutics, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”). The Company’s principal executive offices are located at 65 Hayden Avenue, 2nd Floor, Lexington, MA 02421, and its telephone number is (617) 245-0399.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of the Company. As of October 11, 2022, there were:

•	32,962,733 Shares issued;

•

5,387,624 Shares issuable upon the exercise of options (“Options” or “Company Options”) granted and outstanding under the Company’s 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”) and the Company’s 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”);

•	Warrants to purchase 15,686 Shares at a per share exercise price of $12.75 (the “Company Warrants”); and

•	No shares of preferred stock, par value $0.0001 per share, outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information - Name and Address” above. The Company’s website address is www.logicbio.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Camelot Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase, subject to the prior satisfaction of the Minimum Tender Condition, the Injunction Condition and the Key Employee Conditions (each as defined below) and the satisfaction or waiver of certain other conditions (collectively, the “Offer Conditions”), as described below, any and all of the issued and outstanding Shares at a price of $2.07 per Share, to the seller in cash, without interest (such price, the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2022 by Purchaser and Parent (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”).

The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), New York City time, on Tuesday, November 15, 2022 (the “Offer Expiration Time,” unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 3, 2022 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 11 - “The Merger Agreement; Other Agreements” of the Offer to Purchase. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of the following conditions, which are described further in Section 15 - “Conditions of the Offer” of the Offer to Purchase:

(i) that the number of Shares validly tendered and not validly withdrawn as of the Offer Expiration Time, considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly-owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the Delaware General Corporation Law, as amended (“DGCL”)), represents one more than 50% of the total number of the outstanding Shares at the Offer Expiration Time (the “Minimum Tender Condition”);

(ii) the accuracy of the Company’s representations and warranties (subject to customary materiality qualifiers as more fully described in the Merger Agreement);

(iii) the Company having complied with, or performed, in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Expiration Time;

(iv) no Company Material Adverse Effect (as defined in the Merger Agreement) has occurred since the date of the Merger Agreement and is continuing;

(v) the delivery to Parent and Purchaser by the Company of a certificate executed on behalf of the Company by an executive officer of the Company confirming that the conditions in (ii), (iii) and (iv) above have been duly satisfied;

(vi) there has not been issued by any court of competent jurisdiction and remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transactions (as defined below), including the Offer and the Merger (as defined below), or imposing a Burdensome Condition (as defined in the Merger Agreement) as a condition or consequence of consummating the Transactions (including any decision by the European Commission (the “EC”) to examine the Transactions under Article 22(3) of the EU Merger Regulation, and any notification of a referral request under Article 22 (2) of the EU Merger Regulation prior to such a decision having been made, each of which would prevent or make unlawful the consummation of the Transactions while the standstill obligation is in effect), nor is there any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Transactions by any governmental entity of competent jurisdiction directly or indirectly prohibiting, or making illegal, the consummation of the Transactions or imposing a Burdensome Condition as a condition or consequence on consummating the Transactions (the “Injunction Condition”); provided, that no party to the Merger Agreement will be permitted to invoke this condition unless it will have taken all actions required under the Merger Agreement to have any such law or order lifted;

(vii) (a) the offer letter and each restrictive covenant agreement (or, in the case of any Key Employee (as defined below) that has previously entered into a restrictive covenant agreement with the Company that includes a post-termination non-competition covenant, reaffirming their obligations under such restrictive covenant agreement in their offer letter) of each Key Employee entered into and delivered to Parent or the Company, as applicable, concurrently with the execution and delivery of the Merger Agreement continues to be in full force and effect, and no breach nor repudiation of such agreements by any such Key Employee having occurred or been imminent or threatened, and (b) each of Frederic Chereau, Mariana Nacht and

Matthias Hebben (together, the “Key Employees”) will be an employee of the Company or any subsidiary of the Company immediately prior to the Effective Time (as defined below) (clauses (a) and (b) together, the “Key Employee Conditions”); and

(vii) the Merger Agreement has not been terminated in accordance with its terms.

The Merger Agreement provides, among other things, that subject to the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of the Offer Conditions, one minute after 11:59 p.m., New York City time, at the Offer Expiration Time, Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable (and in any event within two business days) after the Offer Acceptance Time. On the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”) without a vote of the Company’s stockholders to adopt the Merger Agreement and consummate the Merger, in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Parent. Following the consummation of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the Company stockholders. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are (i) irrevocably accepted for purchase by Purchaser in the Offer; (ii) owned by the Company (including as treasury stock) or owned by any direct or indirect wholly-owned subsidiary of the Company, in each case immediately prior to the Effective Time; (iii) owned by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent; or (iv) held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL), will be cancelled and converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration,” and in accordance with the terms of the Merger Agreement. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Offer is made only for Shares and is not made for any Company Options. The Merger Agreement provides that each Option that is (i) (A) vested as of immediately prior to the Effective Time or (B) held by any non-employee director of the Company will be cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option immediately before the Effective Time, (ii) unvested and held by a Non-Executive Holder (as defined in the Merger Agreement) that would have (A) its first vesting date on March 1, 2023 or June 1, 2023 will be cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares with respect to which such Option would have vested prior to November 30, 2023, subject to any required withholding of taxes, and such cash amount will be payable promptly following March 1, 2023 subject to continued employment through March 1, 2023 and (B) vested after November 30, 2023 will be cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option with respect to which such Company option would have vested after November 30, 2023, subject to any required withholding of taxes, and such cash amount will be payable promptly following December 1, 2023 subject to continued employment through December 1, 2023 and (iii) unvested and held by an Executive Employee (as defined in the Merger Agreement) that would have vested (A) prior to November 2023 will be cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option, subject to any required withholding of taxes, and such cash amount will be payable promptly following March 1, 2023 subject to continued employment through March 1, 2023, (B) after October 2023 and prior to November 2025 will be cancelled in exchange for a restricted stock unit award (each, an “Assumed RSU Award”) with respect to a number of Parent Holdco ADSs (as defined in the Merger Agreement), equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option, divided by the Parent Holdco ADS Price (as defined in the Merger Agreement), vesting in two equal annual installments on November 1, 2023 and November 1, 2024, subject to continued employment through each vesting date and (C) after October 2025 will be cancelled in exchange for an Assumed RSU Award with respect to a number of Parent Holdco ADSs, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option, divided by the Parent Holdco ADS Price, vesting on November 1, 2025, subject to continued employment through November 1, 2025; provided that any consideration provided in exchange for Options (whether cash or Assumed RSU Awards in respect of Parent Holdco ADSs) that is subject to employment through applicable vesting dates will accelerate and fully vest upon the holder of an Option being terminated without Cause (as defined below), subject to such holder’s execution of an effective release of claims in favor of Parent; provided, further that any Option with a per-share exercise price equal to or greater than the Merger Consideration will be cancelled for no consideration. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements between the Company and its Executive Officers, Directors and Affiliates - Treatment of Company Options,” which is incorporated by reference herein.

Immediately prior to the Effective Time, each Company Warrant that is outstanding and has not been exercised as of immediately prior to the Effective Time will automatically expire in accordance with its terms.

Concurrent with the execution and delivery of the Merger Agreement, the Key Employees entered into (i) employment offer letters with Parent that will supersede their employment agreement with the Company, to be effective at, and contingent upon, the Effective Time (the “Key Employee Offer Letters”) and (ii) restrictive covenant agreements with the Company (or, in the case of Ms. Nacht, reaffirming her obligations under her existing restrictive covenant agreement) (the “Key Employee RCAs”). The transactions contemplated by the Merger Agreement are subject to these Key Employee Offer Letters and Key Employee RCAs not being breached prior to the Effective Time and the Key Employees remaining Company employees as of the Effective Time.

According to the Offer to Purchase, the principal office address of Purchaser is located at 121 Seaport Boulevard, Boston, MA 02210 and its telephone number is (475) 230-2596. According to the Offer to Purchase, the principal office of Parent is located at 121 Seaport Boulevard, Boston, MA 02210 and its telephone number is (475) 230-2596.

Assisting the Company as information agent is Innisfree M&A Incorporated. Innisfree M&A Incorporated can be reached toll-free at (877) 750-0854.

For the reasons described below, our board of directors (the “Board of Directors”) unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Board of Directors, at a meeting thereof duly called and held, duly adopted by unanimous vote resolutions (which have not been rescinded, modified or withdrawn in any way) (i) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approving the Merger Agreement and the Transactions, including the Offer and the Merger, and declaring the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, fair to and in the best interests of the Company and the Company’s stockholders, (iii) agreeing that the Merger shall be effected under

Section 251(h) and other relevant provisions of the DGCL and (iv) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing summary and description of the Offer and Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company and Its Executive Officers, Directors and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation - Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting, cash consideration and Assumed RSU Awards provided in respect of Company Options pursuant to the Merger Agreement;

•

the entrance by the Key Employees into the Key Employee Offer Letters with Parent and Key Employee RCAs with the Company (or, in the case of Ms. Nacht, reaffirming her obligations under her existing restrictive covenant agreement), which, together with the Key Employees remaining employed by the Company through the consummation of the transactions, are a condition and inducement to Parent entering into the Merger Agreement; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information under the headings “Executive Compensation” and “Director Compensation” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 29, 2022, which excerpts are incorporated herein by reference as Exhibit (e)(6).

Outstanding Shares Held by Directors and Executive Officers

If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

The following table sets forth (i) the number of Shares beneficially owned as of October 11, 2022, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company Options) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Frederic Chereau	253,811	525,388.77
Josh Blacher	—	—
Daniel Gruskin	3,331	6,895.17
Mariana Nacht	—	—
Andrea Paul(1)	—	—
Cecilia Jones(1)	3,764	7,791.48
Leon Chen	22,333	46,229.31
Mark Enyedy	2,921	6,046.47
J. Jeffrey Goater	—	—
Susan Kahn	—	—
Daphne Karydas	—	—
Mark Kay	784,557	1,624,032.99
Richard Moscicki	3,916	8,106.12
Michael Wyzga	3,141	6,501.87

(1)	Ms. Paul and Ms. Jones, former executive officers of the Company, are both no longer employed by the Company.

Treatment of Company Options

Vested Options and Options Held by Non-Employee Executive Directors. Pursuant to the Merger Agreement, each Option that is (i) vested as of immediately prior to the Effective Time or (ii) held by any non-employee director of the Company will be cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option immediately before the Effective Time; provided that any Option with a per-share exercise price equal to or greater than the Merger Consideration will be cancelled for no consideration.

Unvested Options Held by Non-Executive Holders. Pursuant to the Merger Agreement, each unvested Option held by a Non-Executive Holder that would have (i) its first vesting date on March 1, 2023 or June 1, 2023, will be cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares with respect to which such Option would have vested prior to November 30, 2023, subject to any required withholding of taxes, and such cash amount will be payable promptly following March 1, 2023, subject to continued employment through March 1, 2023, and (ii) vested after November 30, 2023, will be cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option with respect to which such Company Option would have vested after November 30, 2023, subject to any required withholding of taxes, and such cash amount will be payable promptly following December 1, 2023, subject to continued employment through December 1, 2023; provided that any cash consideration provided in exchange for Options that is subject to employment through applicable vesting dates will accelerate and fully vest upon the holder of an Option being terminated without Cause, subject to such holder’s execution of an effective release of claims in favor of Parent; provided, further, that any Option with a per-share exercise price equal to or greater than the Merger Consideration will be cancelled for no consideration.

Unvested Options Held by Executive Employees. Pursuant to the Merger Agreement, each unvested Option held by an Executive Employee that would have vested (A) prior to November 2023 will be cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option, subject to any required withholding of taxes, and such cash amount will be payable promptly following March 1, 2023, subject to continued employment through March 1, 2023, (B) after October 2023 and prior to November 2025 will be cancelled in exchange for an Assumed RSU Award with respect to a number of Parent Holdco ADSs, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option, divided by the Parent Holdco ADS Price, vesting in two equal annual installments on November 1, 2023 and November 1, 2024, subject to continued employment through each vesting date and (C) after October 2025 will be cancelled in exchange for an Assumed RSU Award with respect to a number of Parent Holdco ADSs, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option, divided by the Parent Holdco ADS Price, vesting on November 1, 2025, subject to continued employment through November 1, 2025; provided that any consideration provided in exchange for Options (whether cash or Assumed RSU Awards in respect of Parent Holdco ADSs) that is subject to employment through applicable vesting dates will accelerate and fully vest upon the holder of an Option being terminated without Cause, subject to such holder’s execution of an effective release of claims in favor of Parent; provided, further, that any Option with a per-share exercise price equal to or greater than the Merger Consideration will be cancelled for no consideration.

Since August 19, 2022 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

The table below sets forth, for each of our executive officers and directors holding Options as of October 11, 2022, (i) the aggregate number of Shares subject to such Options and (ii) the estimated value of cash amounts and Assumed RSU awards payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, which is in each case equal to the product of the excess, if any, of the Offer Price over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option immediately before the Effective Time; provided that any Option with a per-share exercise price equal to or greater than the Offer Price is cancelled for no consideration. However, a portion of the consideration provided to Mr. Chereau and Mr. Gruskin and Ms. Nacht in respect of unvested Options will actually be in the form of Assumed RSU Awards with respect to a number of Parent Holdco ADSs, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option, divided by the Parent Holdco ADS Price.

Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Estimated Value of Cash Consideration and Assumed RSUs for Unvested Options ($)(1)	Estimated Total Value for Options in Merger ($)
Frederic Chereau	969,205	732,900	565,599	449,360	1,182,340
Josh Blacher	—	—	—	—	—
Daniel Gruskin	129,144	—	311,557	191,800	191,800
Mariana Nacht	91,666	—	208,334	137,000	137,000
Andrea Paul(2)	54,999	—	190,001	—	—
Cecilia Jones(2)	113,748	—	271,252	—	—
Leon Chen	101,979	59,641	12,500	21,125	80,766
Mark Enyedy	25,833	—	19,167	21,125	21,125
J. Jeffrey Goater	19,166	—	25,834	21,125	21,125
Susan Kahn	—	—	37,500	21,125	21,125
Daphne Karydas	19,166	—	25,834	21,125	21,125
Mark Kay	213,675	205,693	15,000	21,125	226,818
Richard Moscicki	57,471	—	12,500	21,125	21,125
Michael Wyzga	57,471	—	12,500	21,125	21,125

(1)

This column shows the value of all unvested Options as if such Options were cancelled in exchange for the right to receive an amount in cash, equal to the product of the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such unvested Option. However, for Mr. Chereau and Mr. Gruskin and Ms. Nacht, a portion of their unvested Options will actually be cancelled in exchange for the right to Assumed RSU Awards, the number of which will be determined as described above.

(2)

Ms. Paul and Ms. Jones, former executive officers of the Company, are both no longer employed by the Company and will not hold any unvested Options on March 1, 2023, and thus will not receive any consideration in exchange for their unvested Options.

Key Employee Offer Letters and Restrictive Covenant Agreements

As a condition and inducement to Parent entering into the Merger Agreement, the Key Employees entered into the Key Employee Offer Letters with Parent and the Key Employee RCAs with the Company (or, in the case of Ms. Nacht, reaffirming her obligations under her existing restrictive covenant agreement).

In connection with the Key Employee Offer Letters, Mr. Chereau, Mr. Hebben and Ms. Nacht will be (i) employed at a division of Parent Holdco (as defined in the Merger Agreement) and (ii) provided with annual base salaries of $558,500, $350,000 and $440,000, respectively, with a bonus opportunity ranging from 0% to 90% of base salary and a target bonus of 45% of base salary. Mr. Chereau, Mr. Hebben and Ms. Nacht will also be (i) eligible to receive cash retention bonuses in the amounts of $322,025, $147,150 and $198,000, respectively, that will become fully vested on the one-year anniversary of the Effective Time for Mr. Chereau and will vest as to one-third of the total amount at the Effective Time and two-thirds on the one-year anniversary of the Effective Time for Mr. Hebben and Ms. Nacht, in each case, subject to continued employment through such date (and, for Mr. Hebben’s and Ms. Nacht’s first third, subject to clawback if either resigns prior to the first anniversary), (ii) granted Parent Holdco restricted stock units as soon as practicable following the Effective Time that vest on the second anniversary of the Effective Time for Mr. Chereau and Mr. Hebben and the 18-month anniversary of the Effective Time for Ms. Nacht, with a value of $418,875, $210,000 and $330,000, respectively (the “Key Employee RSU Grants”), (iii) eligible to receive Parent Holdco performance shares (the “Key Employee PSP Grants”) with an expected value equal to 75% (60% for Mr. Hebben) of base salary for each year of employment beginning with 2023 in the case of Mr. Chereau and Mr. Hebben or 2024 in the case of Ms. Nacht, with such performance shares subject to the achievement of performance measures over the applicable three-year performance period and (iv) in the case of Ms. Nacht, granted Parent restricted stock units in March 2023 that vest on the 18-month anniversary of the Effective Time with a value of $165,000. All equity awards are subject to the approval of the Remuneration Committee of AstraZeneca plc (“AstraZeneca”). The Key Employees will also be able to participate in Parent’s severance plan, the terms and conditions of which are described below.

The restrictive covenant agreements generally subject the Key Employees to (i) confidentiality covenants restricting each Key Employee from using or disclosing (A) Company confidential information outside the scope of their employment in perpetuity or (B) confidential information relating to a Key Employee’s former employer during employment, (ii) a non-competition covenant and (iii) non-solicitation covenants with respect to customers and other business relations and employees.

The Key Employee Offer Letters also include a contingent cutback provision pursuant to which, in the event any payments or benefits received by any Key Employee would be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, the Key Employee will receive either (x) such payments reduced by an amount necessary to prevent any portion of the payments from being nondeductible to the Company or (y) the full amount of such payments, whichever amount is greater on an after-tax basis.

The description above is qualified in its entirety by reference to the Key Employee Offer Letters and Key Employee RCAs, which are filed as Exhibits (e)(27), (e)(28), (e)(29), (e)(30), (e)(31) and (e)(32) hereto and incorporated herein by reference.

The transactions contemplated by the Merger Agreement are subject to these Key Employee Offer Letters and Key Employee RCAs not being breached prior to the Effective Time and the Key Employees remaining Company employees as of the Effective Time.

Severance Benefits

Each of our remaining executive officers other than Mr. Blacher are entitled to severance benefits upon certain qualifying terminations, the terms of which are described below. Further, Mr. Gruskin is additionally entitled to certain change in control severance benefits pursuant to his employment agreement with the Company, the terms of which are described below. The Transactions, if and when consummated, will constitute a change in control under Mr. Gruskin’s employment agreement.

Following the Transactions, Mr. Chereau, Mr. Hebben (who is not an executive officer) and Ms. Nacht will participate in Parent’s severance plan. In the event that Mr. Chereau, Mr. Hebben or Ms. Nacht are terminated by Parent without Cause or resign from Parent with Good Reason (as defined below) at any time, then, subject to their execution of an irrevocable release of claims in favor of the Company, Mr. Chereau, Mr. Hebben and Ms. Nacht, as applicable, generally would be entitled to the following severance payments and benefits:

•	a lump sum severance amount equal to 24 to 52 weeks’ base salary, with the number of weeks based on years of service with Parent;

•	a lump sum pro-rata target bonus payment under Parent’s short-term incentive plan, with the amount of such bonus determined by the number of days served during the applicable performance period;

•	outplacement services as arranged by Parent in its sole discretion;

•	forgiveness of any repayment obligations with respect to any sign-on bonus, relocation benefits or similar amounts, which obligations will lapse; and

•	fully subsidized coverage under The Consolidated Omnibus Budget Reconciliation Act (“COBRA coverage”) with respect to medical, vision and dental benefits for six months.

If Mr. Chereau, Mr. Hebben or Ms. Nacht are terminated by Parent without Cause or resign from Parent with Good Reason (as defined below) at any time, their Key Employee PSP Grants and Key Employee RSU Grants will vest on the date they cease employment, pro-rated for the time Key Employees were in employment, subject to the achievement of the performance targets in the case of the Key Employee PSP Grants.

In the event that Mr. Gruskin’s employment is terminated by us without “Cause” or Mr. Gruskin resigns from employment with “Good Reason” within the two-year period following a change in control transaction, then, subject to his execution of an irrevocable release of claims in favor of the Company, he would be entitled to the following severance payments and benefits:

•	a cash lump-sum payment equal to the sum of Mr. Gruskin’s (i) annual base salary rate ($438,000) and (ii) target annual cash bonus opportunity (40% of base salary);

•	reimbursement of COBRA coverage premiums under the Company’s medical program for Mr. Gruskin and his dependents for nine months;

•	continued medical, dental, vision and basic life insurance coverage for nine months; and

•	acceleration and full vesting of any outstanding equity awards, with outstanding performance-based vesting awards vesting at target levels.

All unvested Company Options will be subject to the treatment described in “- Treatment of Company Options,” except as otherwise provided herein.

“Good Reason” generally means the occurrence of any of the following events after a change in control without the executive officer’s express written consent: (i) a material diminution of the executive officer’s authority, duties or responsibilities with Parent; (ii) a material breach of the respective agreement by Parent; (iii) any successor to Parent (whether pursuant to any change in control or otherwise) does not assume the respective employment agreement or offer letter; or (iv) any material reduction in the executive officer’s base salary in effect immediately prior to such termination, unless Parent also similarly reduces the base salaries of all other similarly situation employees of Parent; provided that for the Key Employees, neither the completion of the Merger nor any changes in their position, title, authority, duties, responsibility, or reporting relationship in connection with the completion of the Merger will entitle such Key Employee to terminate their employment for Good Reason. Good Reason will be deemed to have occurred only if the executive officer provides written notice to the Company within 30 (90 for Mr. Gruskin) days of the occurrence of a Good Reason event, unless the Company takes such action as is necessary to fully remedy the Good Reason event within 30 days of receiving such notice.

“Cause” as defined in Parent’s severance plan means the termination of employment by the Company or any of its subsidiaries, or resignation in lieu of such termination, on account of a participant’s dishonesty; insubordination; gross mismanagement; deliberate and premeditated acts against the interests of the Company or any of its subsidiaries; gross or repeated violation of any policy, procedure, or recognized standard of behavior; commission of a felony; or misconduct related to a participant’s employment.

“Cause” as defined in Mr. Gruskin’s employment agreement means, as determined by the Company in its reasonable judgment, (i) a breach of Mr. Gruskin’s employment agreement or confidential information agreement with the Company; (ii) intentional and continued nonperformance or misperformance of Mr. Gruskin’s duties or refusal to abide by or comply with the reasonable directives of the board, or the Company’s policies and procedures, which, if reasonably susceptible to cure (as determined by the Company), is not cured within 15 days following Mr. Gruskin’s receipt of written notice from the Company describing in reasonable detail the nature of the nonperformance, misperformance or refusal, as applicable; (iii) Mr. Gruskin’s gross negligence in the performance of his material duties under Mr. Gruskin’s employment agreement; (iv) Mr. Gruskin’s fraud or willful misconduct with respect to the business or affairs of the Company; (v) Mr. Gruskin’s conviction of, or a plea of nolo contendere to, a felony or other crime involving moral turpitude; or (vi) Mr. Gruskin’s commission of any act in direct or indirect competition with or materially detrimental to the best interests of the Company. For purposes of Mr. Gruskin’s employment agreement, any act, or failure to act, will not be deemed willful or intentional unless it is done, or omitted to be done, by Mr. Gruskin in bad faith or without a reasonable good faith belief that Mr. Gruskin’s action or omission was in the best interests of the Company. Notwithstanding the preceding sentence, in order for an event to qualify as “Cause,” the Company must not terminate Mr. Gruskin’s employment with the Company without first providing Mr. Gruskin with written notice of the acts or omissions constituting the grounds for “Cause.”

Mr. Gruskin’s employment agreement also includes a contingent cutback provision pursuant to which, in the event any payments or benefits received by Mr. Gruskin would be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, the executive officer will receive either (x) such payments reduced by an amount necessary to prevent any portion of the payments from being nondeductible to the Company or (y) the full amount of such payments, whichever amount is greater on an after-tax basis.

The description above is qualified in its entirety by reference to Mr. Gruskin’s employment agreement, which is filed as Exhibit (e)(25) hereto and incorporated herein by reference.

Assuming that the consummation of the Transactions occurred on October 11, 2022, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions, we estimate that the aggregate maximum amount of severance payable to our executive officers (excluding the value of accelerating Company Options) would equal approximately $1.61 million.

For purposes of completeness, the following shows the maximum compensatory (i.e., excluding the value of cash consideration for any shares held or vested options which are described above) amounts for Mr. Chereau in connection with the Transactions.

Name	Potential Cash Severance and 2022 Bonus ($)(1)	Equity ($)(2)	Healthcare Benefits ($)(3)	Retention Bonus(4)	Total ($)
Frederic Chereau	796,663	868,235	11,623	322,025	1,998,546

(1)

This amount listed represents the pre-tax value of the cash severance amount payable to Mr. Chereau. Pursuant to Parent’s severance plan, this consists of a (i) a lump sum severance amount equal to 24 to 52 weeks’ base salary, with the number of weeks based on years of service with Parent (which we have estimated to be 52 weeks for purposes of this calculation, or $558,500) and (ii) a pro rata target bonus payment under Parent’s short-term incentive plan, with the amount of such bonus determined by the number of days served during the applicable performance period (which would have no value if Mr. Chereau experienced a qualifying termination immediately following the change in control). Mr. Chereau would not be entitled to any severance pursuant to his employment agreement with the Company which was superseded by the Key Employee Offer Letter with Parent.

Pursuant to the terms of the Merger Agreement, as a participant in the Company’s annual bonus program, Mr. Chereau will also be entitled to receive from Parent a pro-rated portion of the annual bonus with respect to the portion of the year of the Effective Time that occurs prior to the Effective Time, at target performance levels (as determined prior to giving effect to reduction to his target bonus percentage in the Key Employee Offer Letter for Mr. Chereau). Assuming that the change in control occurred on October 11, 2022, the latest practicable date prior to the filing of this Schedule 14D-9, Mr. Chereau’s pro-rata bonus would be $238,163.

(2)

As described above, the amount in this column represents the aggregate pre-tax amounts payable to Mr. Chereau pursuant to the Merger Agreement as a result of the Transactions (excluding any amounts payable pursuant to any vested Company Options). This amount represents the value of any consideration provided in exchange for Options (whether cash or Assumed RSU Awards in respect of Parent Holdco ADSs).

Additionally, pursuant to his Key Employee Offer Letter, Mr. Chereau will receive granted Parent Holdco restricted stock units as soon as practicable following the Effective Time that vest on the second anniversary of the Effective Time, with a value of $418,875.

(3)

Under Parent’s severance plan, upon a qualifying termination of employment, Mr. Chereau is entitled to fully subsidized COBRA coverage with respect to medical, vision and dental benefits for six months.

(4)

Pursuant to his Key Employee Offer Letter, Mr. Chereau will also be eligible to receive a cash retention bonus in the amounts of $322,025 that will become fully vested on the one-year anniversary of the Effective Time for Mr. Chereau, subject to continued employment through such date. Should Mr. Chereau experience a qualifying termination immediately following the change in control, he would forfeit the cash retention bonus. Mr. Chereau may also be entitled to outplacement benefit under Parent’s severance plan as determined in Parent’s sole discretion, but the value of such benefits are not determinable at this time.

Employee Benefits

Pursuant to the Merger Agreement, for a period of one year after the Effective Time (the “Continuation Period”), Parent will, and will cause the Surviving Corporation to, provide to each employee of the Company and any Company subsidiary who is an employee of the Company or any Company subsidiary immediately prior to the Effective Time (including, without limitation, any such employees who are on disability or other approved leave) (the “Continuing Employee”), for so long as the Continuing Employee is employed by the Surviving Corporation during the Continuation Period, (i) base cash compensation that is no less favorable than as in effect immediately prior to the Effective Time, (ii) short-term bonus and short-term incentive opportunities (excluding any equity or equity-based compensation) that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time and (iii) other employee benefits (other than defined benefit pension, retiree welfare, nonqualified deferred compensation, change in control, retention, equity and equity-based compensation and severance benefits) to Continuing Employees that are substantially comparable in the aggregate to either those provided to the Continuing Employees as of the date of the Merger Agreement or those provided to similarly situated employees of Parent or any of its affiliates.

As soon as practicable following the Effective Time, Parent will, and will cause the Surviving Corporation to, provide to each Continuing Employee who, immediately prior to the Effective Time, is eligible to participate in an annual bonus program of the Company or any of the Company subsidiaries, a pro-rated portion of the annual bonus with respect to the portion of the year of the Effective Time that occurs prior to the Effective Time, at target performance levels.

Parent and the Company acknowledge that the consummation of the Transactions constitutes a “change in control,” “change of control” or other term of similar import for purposes of any the Company’s benefit plans that contains a definition of “change in control,” “change of control” or other term of similar import, as applicable.

Parent will take commercially reasonable actions necessary or appropriate to permit each Continuing Employee to either continue to participate from and after the Effective Time for the Continuation Period in the Company’s benefit plans (excluding any equity or equity-based arrangements or any long-term incentive arrangements) in which such Continuing Employee participated immediately prior to the Effective Time, or be eligible to participate from and after the Effective Time in benefit plans of Parent or any of its affiliates. To the extent Parent causes a Continuing Employee to cease to be eligible to participate in a Company benefit plan and instead provides for such Continuing Employee to be eligible to participate in a benefit plan sponsored or maintained by Parent or one of its affiliates (the “Replacement Plans”), if such Replacement Plan is a group health plan, Parent will use commercially reasonable efforts to credit (or cause to be credited) such Continuing Employee, for the plan year in which the Effective Time occurs, with any deductibles and copayments already incurred during such plan year under the comparable Company benefit plan. Parent will, or will cause the Surviving Corporation or their affiliates to, use commercially reasonable efforts to recognize each Continuing Employee’s years of service and level of seniority with the Company and the Company subsidiaries (including service and seniority with any other employer that was recognized by the Company or the Company subsidiaries) for purposes of terms of employment and eligibility, vesting and vacation benefit determination (but not for benefit accruals under any defined benefit pension plan) under the Replacement Plans, to the same extent and for the same purpose as was credited to the Continuing Employee under the corresponding Company benefit plan immediately prior to the Effective Time, but no credit for any service will be required that would result in a duplication of benefits or compensation. Parent will use commercially reasonable efforts to cause the waiver of any preexisting condition exclusion or restriction with respect to participation and coverage requirements under a Replacement Plan that is a group health plan applicable to a Continuing Employee for the plan year in which the Effective Time occurs to the extent such exclusion or restriction did not apply with respect to such Continuing Employee under the corresponding Company benefit plan immediately prior to the Effective Time. From and after the Effective Time, the Surviving Corporation will honor all Company benefit plans in accordance with their terms, including any Company benefit plans that provide for severance pay or benefits (it being understood that nothing in the Merger Agreement will be deemed to prohibit the Surviving Corporation, Parent or its affiliates from amending, modifying, replacing or terminating such arrangements in accordance with their terms). Parent will cause the Surviving Corporation to honor all vacation and other paid time off days accrued or earned but not yet taken by each Continuing Employee as of the Effective Time.

Section 16 Matters

Prior to the Offer Acceptance Time, the Company will take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the Offer Acceptance Time and to the extent permitted by applicable law, the compensation committee of our Board of Directors is required to approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and is required to take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Potential for Future Arrangements

To our knowledge, except for the Key Employee Offer Letters and Key Employee RCAs described in this Schedule 14D-9, or in the documents incorporated by reference herein between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that our executive officers and directors will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Cash Compensation: The following table outlines the annual cash compensation for each non-employee director under our compensation program for the year ended December 31, 2022.

Annual Retainers	Amount
Chairperson of Board	$70,000
Board Member (other than Chairperson)	$35,000
Audit Committee Chairperson	$15,000
Audit Committee Member (other than Chairperson)	$7,500
Compensation Committee Chairperson	$10,000
Compensation Committee Member (other than Chairperson)	$5,000
Nominating and Corporate Governance Committee Chairperson	$7,500
Nominating and Corporate Governance Committee Member (other than Chairperson)	$4,000

Each non-employee director is also entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of our Board of Directors and any committee on which such non-employee director serves.

Equity Compensation: Prior to the year ended December 31, 2021, our non-employee directors were entitled to be granted an option to purchase 20,000 Shares when first elected to our Board of Directors and an option to purchase 10,000 Shares after service on our Board of Directors for more than six months at the time of the annual meeting of our stockholders, in each case subject to vesting schedules. In March 2021, our Board of Directors approved an increase to these amounts based on an analysis of benchmarking data provided by our Compensation Consultant, Arnosti Consulting. Under the current non-employee director compensation policy in effect for the years ended December 31, 2021 and 2022, each non-employee director first elected to our Board of Directors is entitled to be granted an option to purchase 25,000 Shares under the 2018 Equity Incentive Plan, and each non-employee director who served on our Board of Directors for more than six months at the time of the annual meeting of our stockholders is entitled to be granted an option to purchase 12,500 Shares under the 2018 Equity Incentive Plan. One-third of each initial option grant vests on the first, second and third anniversaries of the grant date, subject to the non-employee directors’ continued service through the applicable vesting date. Each annual option grant vests in full on the earlier of the first anniversary of the date of grant and the date prior to the annual meeting of our stockholders held in the year following the grant date. In the event of a “change in control” (as defined in the 2018 Equity Incentive Plan), to the extent outstanding, the initial option grants and annual option grants will vest in full, subject to the non-employee directors’ continued service through the change in control.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, for a period of six years after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless, to the fullest extent authorized or permitted by, and subject to the conditions and procedures set forth in, applicable law, and will pay on behalf of or advance expenses to, each person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Company or any of its subsidiaries and together with such person’s heirs, executors or administrators (collectively, the “Indemnified Parties”), in connection with any proceeding and against any losses, claims damages, liabilities, costs or expenses, judgments, fines, penalties or settlement amounts incurred in connection therewith, including by reason of the fact such person is or was a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other benefit plan or enterprise (regardless of whether such other entity or enterprise is affiliated with the Company) serving at the request of or on behalf of the Company or any of its subsidiaries, subject to certain limitations and conditions more fully described in the Merger Agreement. Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any actual or threatened proceeding in respect of which indemnification has been sought by an Indemnified Party unless such settlement, compromise or judgment includes an unconditional release of the Indemnified Party from all liability arising out of such proceeding without admission or finding of wrongdoing, or the Indemnified Party otherwise consents thereto.

The Merger Agreement requires that, except and then to the minimum extent required by applicable law, the Surviving Corporation and each Company subsidiary’s certificate of incorporation and bylaws or other organizational documents contain provisions no less favorable in any material respect with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the certificate of incorporation and bylaws or other similar organizational documents of the Company or of such Company subsidiary as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Offer Acceptance Time in any manner that would affect adversely the rights of the Indemnified Parties thereunder, unless such modification is required by law, and then only to the minimum extent required by law, subject to certain limitations and conditions more fully described in the Merger Agreement.

If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and will not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation assume such indemnification obligations as required under, and more fully described in, the Merger Agreement.

The Merger Agreement also requires that, on or prior to the Effective Time, the Company purchase a 6-year tail insurance policy with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by Indemnified Parties in coverage and amount no greater than the policies currently in place so long as the total premiums paid would not exceed 350% of the last annual premiums paid for the Company’s directors’ and officers’ liability and fiduciary liability insurance policies; provided that if the aggregate cost would exceed that limit, the Company will be required to purchase as much coverage as reasonably practicable up to such limit.

Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On October 3, 2022, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 – “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 – “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on October 3, 2022, to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and a confidential disclosure schedule delivered by Parent to the Company, in each case in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company, Parent or Purchaser at the time they were made and each investor should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

The Company and Parent entered into a mutual confidentiality agreement, dated as of October 20, 2021 (as amended on July 22, 2022, the “Confidentiality Agreement”), in order to discuss, evaluate, negotiate and possibly enter into a business, collaborative, consultative or other relationship between Parent (or one of its affiliates) and the Company (or one of its affiliates) (the “Purpose”). Under the terms of the Confidentiality Agreement, each party thereto receiving Confidential Information (as defined in the Confidentiality Agreement) agreed, subject to certain exceptions, that, during the term of the Confidentiality Agreement, it would, and its representatives would hold the Confidential Information of the other disclosing party in strict confidence and not disclose any such information to any party, other than its representatives as permitted under the Confidentiality Agreement, without the prior written consent of the applicable disclosing party. The Confidentiality Agreement was subsequently amended as of July 22, 2022 to introduce customary “standstill” provisions for a period of twelve months from July 22, 2022 with a customary “fall away” provision providing that the standstill obligations terminate following, among other things, the Company entering into a definitive agreement involving the acquisition of all or a majority of the Company’s equity securities or consolidated assets, as well as a customary non-solicitation provision prohibiting Parent and its affiliates (including Parent Holdco and its affiliates) from soliciting for employment any employee of the Company for a period of twelve months beginning on July 22, 2022. The Confidentiality Agreement expires on July 22, 2024. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which the Company has filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

In connection with the execution of the Merger Agreement, Parent and Purchaser entered into tender and support agreements (each as it may be amended, supplemented or otherwise modified from time to time, the “Support Agreements”) with each of BioDiscovery 5, OrbiMed Israel Partners II, L.P., OrbiMed Private Investments VI, L.P., OrbiMed Genesis Master Fund, L.P. and The Biotech Growth Trust PLC (together, the “Supporting Stockholders”), under which such Supporting Stockholders agreed, among other things, and subject to the terms thereof, to tender all of their Shares into the Offer. As of the date of the Merger Agreement, the

Shares subject to the Support Agreements comprised approximately 33% of the issued and outstanding Shares. The Support Agreements will terminate upon certain circumstances, including upon (i) valid termination of the Merger Agreement, (ii) the effective time of the Merger, (iii) any material modification or amendment to the Merger Agreement or the Offer that is effected without any such stockholder’s written consent that decreases the amount, or changes the form, of consideration payable to such stockholder pursuant to the terms of the Merger Agreement as in effect on the date of the Merger Agreement or (iv) termination of the Support Agreements by written notice from Parent to such Supporting Stockholders. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and are incorporated herein by reference.

Exclusivity Agreement

On August 30, 2022, the Company and Parent entered into an exclusivity agreement (as amended on October 2, 2022 with effect as of September 27, 2022) (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, during the period commencing from date the Exclusivity Agreement was entered into and ending on the earlier of (x) the entry into a final definitive agreement regarding a strategic transactions between the Company and Parent, and (y) 11:59 p.m. (EST) on October 4, 2022, the Company agreed not to, and to cause its controlled affiliates and its controlled affiliates’ respective officers, directors, general partners, employees, consultant, accountants, investment bankers, financial advisors, counsel, agents and other representatives not to:

•	initiate contact with, solicit, encourage or disclose, directly or indirectly, any information concerning the Company in connection with any transaction proposal;

•	afford any access to the personnel, offices, facilities, properties, books and records of the Company in connection with any transaction proposal; or

•	enter into any discussion, negotiation, understanding, agreement or arrangement with any person or entity (other than Parent or its representatives) in connection with any transaction proposal.

The foregoing description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

Key Employee Offer Letters

Concurrent with the execution and delivery of the Merger Agreement, the Key Employees, entered into (i) employment offer letters with Parent that will supersede their employment agreement with the Company, to be effective at, and contingent upon, the Effective Time and (ii) restrictive covenant agreements with the Company (or, in the case of Ms. Nacht, reaffirming her obligations under her existing restrictive covenant agreement). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements between the Company and its Executive Officers, Directors and Affiliates - Key Employee Offer Letters and Restrictive Covenant Agreements,” which is incorporated by reference herein.

The transactions contemplated by the Merger Agreement are subject to these Key Employee Offer Letters and Key Employee RCAs not being breached as of the Effective Time and the Key Employees remaining Company employees as of the Effective Time.

Item 4. The Solicitation or Recommendation.

Recommendation of our Board of Directors

On October 2, 2022, our Board of Directors, at a meeting thereof duly called and held, duly adopted by unanimous vote resolutions (a) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (b) approving the Merger Agreement and the Transactions, including the Offer and the Merger, and declaring the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, fair to and in the best interests of the Company and the Company’s stockholders, (c) agreeing that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL and (d) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. See “Item 4. The Solicitation or Recommendation - Reasons for Recommendation” of this Schedule 14D-9.

Background of the Offer and Merger

As part of the ongoing evaluation of the Company’s business, our Board of Directors regularly reviews and discusses with the Company’s management, with the assistance of the Company’s outside advisors, the Company’s performance and prospects in light of the Company’s clinical-stage genetic medicine business, the sectors in which it competes, the economy generally and financial markets. From time to time these reviews have included consideration of potential partnerships, collaborations and other strategic transactions to enhance stockholder value. These discussions have included the exploration of partnering opportunities with respect to the development and licensing of the Company’s technologies with a number of biotechnology and pharmaceutical companies, including Parent and strategic parties we refer to as “Party A,” “Party B,” “Party C,” “Party D,” “and “Party E.”

On October 8, 2021, a representative of Parent contacted a representative of the Company to express interest in potential collaboration opportunities.

On October 20, 2021, the Company entered into a confidentiality agreement (the “Initial Confidentiality Agreement”) with Parent in order to enable the Company and Parent to discuss potential collaboration opportunities.

On November 9, 2021, members of the Company’s management met with members of Parent’s management to discuss potential collaboration opportunities.

On February 2, 2022, the Company announced that its Phase 1/2 SUNRISE clinical trial of LB-001 had been placed on clinical hold by the U.S. Food and Drug Administration (“FDA”) after the second of two patients dosed in the Phase 1/2 SUNRISE clinical trial of LB-001 had experienced the same drug-related serious adverse event relating to thrombotic microangiopathy (“TMA”), which the Company had reported to the FDA and the Data Safety Monitoring Board.

On February 22, 2022, members of the Company’s management met with members of Parent’s management to further discuss potential business arrangements. From time to time thereafter, members of the Company’s management and members of Parent’s management discussed potential licensing, collaboration and financing transactions.

On March 1, 2022, the Company entered into a confidentiality agreement with Party A in order to enable the Company and Party A to discuss a potential collaboration or licensing transaction.

On March 17, 2022, the Company received written notice from the Listing Qualifications Department of Nasdaq notifying the Company that, based on the closing bid price of the Shares for the last 30 consecutive business days, the Company no longer complied with the $1.00 per share minimum closing price requirement for continued listing on The Nasdaq Global Market (the “Minimum Bid Price Requirement”). Additionally, on March 17, 2022, our Board of Directors resolved to form a Strategy Committee of our Board of Directors (the “Strategy Committee”) consisting of Leon Chen, Mark Enyedy, Daphne Karydas and Michael Wyzga to oversee and advise on the Company’s strategic planning and make recommendations with respect thereto to our Board of Directors.

Following initial discussions in February, March and April 2022, on April 7, 2022 a representative of Party A expressed interest to Michael Franken, Chief Business Officer of the Company, in a potential business combination involving the Company and Party A in place of the previously discussed potential collaboration relationship.

On April 8, 2022, the Strategy Committee held a meeting, with members of the Company’s management in attendance. At the meeting, attendees discussed the Company’s need to obtain financing, as well as business development of the Company and potential merger and acquisition opportunities to the Company and determined to engage a financial advisor to assist in this process. In the course of that discussion, attendees discussed the experience and qualifications of a number of potential financial advisors, including Centerview Partners LLC’s (“Centerview”) reputation and experience in providing M&A advisory services to companies in the biopharmaceutical and biotechnology industries and familiarity with the Company based on prior advice rendered by Centerview to the Company from time to time in the past. Also on April 8, 2022, later in the day, Party A submitted a preliminary non-binding written indication of interest regarding a potential business combination between the Company and Party A in a stock-for-stock transaction that implied a valuation of $1.56 per Share, representing a 130% premium to the closing price of the Shares as of April 8, 2022 (the “April 8 Proposal”).

On April 11, 2022, the Chairman and Chief Executive Officer of Party B met with Frederic Chereau, the President and Chief Executive Officer of the Company, and the two discussed potential business arrangements between the Company and Party B.

On April 13, 2022, representatives of Centerview delivered to our Board of Directors a relationship disclosure letter. Later that day, on April 13, 2022, our Board of Directors held a meeting, with members of the Company’s management in attendance for parts of the meeting. Representatives of Centerview and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), who had been retained by the Company as outside transactional legal counsel in connection with any potential strategic transaction involving the Company, were also in attendance for parts of the meeting. Members of management reviewed for our Board of Directors the status of the Company’s cash position and its financing efforts, as well as business development and potential merger and acquisition opportunities, noting that recent market volatility had made obtaining financing challenging. Representatives of Centerview then joined the meeting and discussed the financial terms of the April 8 Proposal from Party A, developments in the biopharmaceutical and biotechnology industries and data from recent biopharmaceutical mergers and acquisitions. Centerview also discussed with our Board of Directors other parties that may potentially be interested in pursuing a transaction with the Company, and the potential alternative responses and next steps if the Company were to pursue a business combination with Party A. Our Board of Directors then resolved to dissolve the Strategy Committee and to instead form a Transaction Committee of our Board of Directors (the “Transaction Committee”) consisting of Mr. Chen, Mr. Enyedy, Ms. Karydas and Mr. Wyzga to review, consider and evaluate strategic alternatives that may be available to the Company, including, without limitation, a potential business combination between the Company and Party A. Following the meeting, also on April 13, 2022, at the direction of our Board of Directors, Mr. Chereau conveyed to Party A that the implied per Share valuation proposed in the April 8 Proposal was not sufficiently compelling to warrant further discussion at that time and that a more compelling proposal would be required in order for the Company to engage in such discussions.

On April 15, 2022, and April 22, 2022, the Transaction Committee held meetings, with members of the Company’s management in attendance. Attendees at each meeting discussed updates provided by members of management on the status of discussions with Party A and the material terms of the proposed engagement letter with Centerview.

On April 28, 2022, the Company and Party A entered into an amendment to their confidentiality agreement that included customary standstill provisions. Also on April 28, 2022, our Board of Directors held a meeting, with members of the Company’s management, representatives from Paul, Weiss and representatives from Centerview in attendance for parts of the meeting. Members of management reviewed for our Board of Directors a preliminary long-range plan for the Company, as well as the assumptions related thereto. Our Board of Directors then discussed and asked questions regarding the methodology used to prepare the long-range plan. After discussion, our Board of Directors indicated its support for the use of the long-range plan presented to our Board of Directors at the meeting in preparing a financial analysis. Our Board of Directors also discussed potential next steps with Party A and other strategic alternatives available to the Company. After representatives of Centerview had left the meeting, our Board of Directors reviewed the material terms of the engagement letter proposed to be entered by the Company with Centerview, and approved the entry by the Company into such engagement letter.

On May 1, 2022, Mr. Chereau, met with Marc Dunoyer, President and Chief Executive Officer of Parent, and discussed potential collaborative relationships, such as potential licensing or development collaborations.

On May 2, 2022, representatives of the Company held a due diligence call with representatives of Party A. Following that call, on May 4, 2022, the Chief Executive Officer of Party A conveyed to a representative of the Company that Party A would require access to additional due diligence materials in order to continue discussions regarding a potential business combination and that, as representatives of the Company had indicated such access would not be forthcoming on the basis of the April 8 Proposal, Party A was therefore terminating the discussions with the Company.

On May 5, 2022, Mr. Chereau met with the Chief Executive Officer of Party B to discuss possible structures for a business combination transaction between the two companies.

On May 6, 2022, the Transaction Committee held a meeting, with members of the Company’s management in attendance. Members of management reviewed a preliminary assessment of strategic alternatives available to the Company, including providing updates on the status of discussions with Party B. Members of management then reviewed for the Transaction Committee the Company’s current cash position, debt and a preliminary estimate of potential wind-down costs. The Transaction Committee and members of management also discussed the Company’s near-term cash requirements and the current burn rate. Members of management also discussed planned next steps to address the Company’s future cash requirements.

During May 2022, representatives of the Company had discussions with a number of third parties regarding potential transactions, including Parent, Party B and Party C, and members of management provided regular updates regarding such discussions to members of the Transaction Committee.

On May 9, 2022, the Company announced that the clinical hold on its Phase 1/2 SUNRISE clinical trial of LB-001 had been lifted by the FDA, allowing patient dosing to resume, and that it had amended the SUNRISE protocol. Amendments to the protocol included enhanced monitoring measures, such as frequent testing for complement activation, a characteristic of TMA, as well as use of a complement inhibitor in the event there are laboratory findings indicating a potential TMA, and prolonged hospitalization. The Company initiated activities to resume dosing following the lift of the clinical hold, which remained subject to the approval of the institutional review boards and ethics committees at each clinical trial site and the Company’s ability to enroll patients.

On May 12, 2022, Mr. Chereau met with the Chief Executive Officer of Party C and discussed the possibility of a potential collaborative relationship.

On May 17, 2022, Mr. Chereau and members of the Company’s management met with representatives of Party C to discuss the Company’s capabilities in genetic medicines.

On May 18, 2022 and May 25, 2022, Mr. Chereau met with the Chief Executive Officer of Party C and discussed a potential business transaction, including a licensing or asset acquisition with respect to the Company’s sAAVy™ platform and manufacturing technology.

On May 21, 2022, June 3, 2022 and June 17, 2022, Mr. Chereau and Mr. Dunoyer met to discuss the possibility of partnership opportunities, including for the development of product candidates by the Company.

On June 7, 2022, representatives of Party C visited the facilities of the Company, during which representatives from the two parties discussed the Company’s capabilities in genetic medicines as well as the potential for collaborative relationships.

On June 12, 2022, Mr. Chereau discussed potential strategic alternatives available to the Company with a representative of OrbiMed Advisors, LLC (together with its affiliates and managed funds, “OrbiMed”), which had previously entered into a customary confidentiality agreement with the Company.

On June 16, 2022, Mr. Chereau met with the Chief Executive Officer of Party C and continued their discussions regarding a potential business transaction, including a licensing or asset acquisition with respect to the Company’s sAAVy™ platform and manufacturing technology.

On June 17, 2022, our Board of Directors held a meeting, with members of the Company’s management in attendance for parts of the meeting. Members of management provided our Board of Directors with an update on, among other topics, the Company’s cash position and burn rate. During the course of the meeting, our Board of Directors discussed strategic alternatives available to the Company, including financing alternatives, potential strategic transactions, potential business development transactions, and the potential liquidation of the Company. Members of management noted that the then-current market environment, particularly for biotech companies, had made it difficult to obtain financing proposals on attractive terms. Members of management also reviewed for our Board of Directors management’s preliminary high-level estimates of approximately $18 to $25 million as wind down costs that could be incurred in the event of a liquidation of the Company, and the assumptions underlying such estimates.

In late June 2022, Mr. Chereau had a number of discussions with third parties regarding potential transactions involving the Company, including Parent and Party C, and Mr. Chereau provided periodic updates regarding such discussions to members of the Transaction Committee.

During a series of meetings in June and July 2022, Mr. Chereau and representatives of Party B discussed potential transaction structures, strategic rationale and related considerations.

Also during June and July 2022, Mr. Chereau and other representatives of the Company also solicited a number of other third parties in connection with a potential financing. Only one party, OrbiMed, engaged in term sheet discussions for such financing.

On July 1, 2022, the Transaction Committee held a meeting, with members of the Company’s management. Representatives of Paul, Weiss and Ropes & Gray LLP, outside corporate legal counsel to the Company, were also in attendance. Members of management reviewed for the Transaction Committee the key terms of a potential equity investment proposed by OrbiMed, which did not ultimately materialize.

On July 11, 2022, Mr. Chereau met with Mr. Dunoyer and discussed certain potential terms, structuring and timing considerations related to potential suitors for an acquisition of the Company by Parent. During the course of this discussion, Mr. Dunoyer indicated that any transaction would likely be structured as an all-cash offer, and that the continued employment of certain members of the Company’s management was an important value driver with respect to the strategic rationale of any transaction for Parent.

On July 15, 2022, the Transaction Committee held a meeting, with members of the Company’s management. Representatives of Paul, Weiss were also in attendance. In the course of that meeting, members of management updated the Transaction Committee on the status of discussions with Parent and Party B, as well as the status of potential financing and licensing transactions. Later that day, on July 15, 2022, Mr. Dunoyer informed Mr. Chereau that Parent would be submitting to the Company a preliminary non-binding written indication of interest regarding a potential acquisition of the Company. Following this discussion, Mr. Chereau notified members of our Board of Directors.

On July 19, 2022, Mr. Chereau received a letter, dated July 18, 2022, from Mr. Dunoyer (which superseded a version sent to Mr. Chereau earlier that morning) setting forth Parent’s preliminary non-binding indication of interest to purchase for cash all of the issued and outstanding capital stock of the Company, including the Shares, from the Company’s existing stockholders at a price of $1.60 per Share (the “July 18 Proposal”). The July 18 Proposal represented a 300% premium to the Company’s closing price per Share of $0.40 on July 18, 2022, and a 272% premium to the Company’s 60-day volume-weighted average price per Share of $0.43 up to and including July 18, 2022. The July 18 Proposal also requested full access to due diligence materials of the Company and its subsidiaries, including certain key areas identified in the July 18 Proposal.

Later on July 19, 2022, our Board of Directors held a meeting, with members of the Company’s management in attendance for parts of the meeting. Representatives of Centerview and representatives of Paul, Weiss, were also in attendance for parts of the meeting. Our Board of Directors reviewed and discussed the terms of the July 18 Proposal, noting that it specifically mentioned

Parent’s intention to retain the Company’s management and employees as part of any potential transaction, and expertise to expand and accelerate the development of next generation genetic medicine products, and potential responses available to the Company regarding the July 18 Proposal. Representatives of Centerview also reviewed for our Board of Directors the sale process undertaken to date and the challenging market conditions. In the course of the meeting, representatives of Centerview also verbally provided our Board of Directors with an updated relationship disclosure. Following these discussions our Board of Directors indicated that, while the Company was not for sale, it was the sense of our Board of Directors that Mr. Chereau should indicate to Mr. Dunoyer that the proposal submitted that morning by Parent was not yet sufficiently compelling, but that the Company was willing to make members of the Company’s management available for a management presentation to Parent later that week to clarify that value for Parent, subject to entry by the parties into a mutually acceptable amendment to the Initial Confidentiality Agreement in connection with certain business development discussions. Following that meeting, on July 19, 2022, Mr. Chereau so informed Mr. Dunoyer.

On July 22, 2022, the Company and Parent entered into an amendment to the Initial Confidentiality Agreement that, among other things, included customary standstill provisions for a period of twelve months from July 22, 2022 with a customary “fall away” provision providing that the standstill obligations would terminate following, among other things, the Company entering into a definitive agreement involving the acquisition of all or a majority of the Company’s equity securities or consolidated assets. The amendment to the Initial Confidentiality Agreement also included a customary non-solicitation provision prohibiting Parent and its affiliates (including Parent Holdco and its affiliates) from soliciting for employment any employee of the Company for a period of twelve months from July 22, 2022.

On July 22, 2022, members of the Company’s management held a management presentation with representatives and advisors of Parent.

On July 24, 2022, Mr. Chereau and Mr. Dunoyer discussed Parent’s willingness to increase the per Share consideration amount stated in the July 18 Proposal. Mr. Dunoyer indicated that Parent would require access to additional due diligence materials and further meetings with members of the Company’s management in order to consider increasing the per Share consideration amount stated in the July 18 Proposal.

On July 27, 2022, the Company provided representatives of Parent with access to a virtual data room containing certain limited due diligence materials of the Company and its subsidiaries.

During the period beginning August 1, 2022 through the execution of the Merger Agreement on October 3, 2022, the Company and its representatives and advisors held a number of due diligence calls with representatives of Parent, Parent Holdco and their respective advisors.

On August 5, 2022, Mr. Chereau and Mr. Dunoyer discussed the meetings and conversations between the representatives and advisors of the Company and Parent over the preceding weeks, and Mr. Dunoyer indicated his expectation that Parent would provide the Company with a revised version of the July 18 Proposal that increased the per Share consideration amount stated therein. On August 9, 2022, Mr. Chereau received such letter from Parent, dated as of August 8, 2022, which increased the per Share consideration amount from a price of $1.60 per Share to $1.72 per Share (the “August 8 Proposal”). The August 8 Proposal also reiterated Parent’s request for full access to due diligence materials of the Company and its subsidiaries, including certain key areas identified in the August 8 Proposal, and reiterated the significance of the Company’s Research & Development (“R&D”) team as a key driver of Parent’s valuation of the Company.

On August 10, 2022, the Transaction Committee held a meeting, with members of the Company’s management in attendance. Representatives of Paul, Weiss and Centerview were also in attendance. Attendees reviewed and discussed the key terms of the August 8 Proposal, noting that the letter reiterated the significance of the Company’s R&D team as a key driver of Parent’s valuation. Members of management also reviewed for the Transaction Committee three potential counterparties that had been identified as potential acquirers of the Company in the course of discussions regarding potential licensing transactions, and the Transaction Committee directed Centerview to approach Party D to solicit their interest in pursuing an acquisition of the Company. On August 12, 2022, representatives of Centerview contacted Party D in accordance with the directions of the Transaction Committee, and on August 16 , 2022, a representative of Party D advised Centerview that Party D was not interested in entering into such discussions at that time.

On August 11, 2022, Mr. Franken reached out to a representative of Party A to assess Party A’s interest in resuming discussions regarding a potential business combination with the Company. A representative of Party A subsequently informed Mr. Franken on August 22, 2022, that Party A was not interested in resuming such discussions.

On August 18, 2022, Mr. Chereau met with the Chief Business Officer of Party D to discuss potential collaborative relationships.

On August 23, 2022, Mr. Chereau and Mr. Dunoyer discussed the meetings and conversations between the representatives and advisors of the Company and Parent over the preceding weeks, and Mr. Dunoyer indicated his expectation that Parent would provide the Company with a revised version of the August 8 Proposal that increased the per Share consideration amount. On August 25, 2022, Mr. Chereau received such letter from Parent, dated as of August 25, 2022, which increased the per Share consideration amount from a price of $1.72 per Share to $2.07 per Share (the “August 25 Proposal”). The August 25 Proposal also requested a 35-day period of exclusivity between the Company and Parent to permit sufficient time to complete Parent’s ongoing due diligence review and agree on transaction terms, pursuant to a form of exclusivity agreement attached to the August 25 Proposal.

On August 25, 2022, the Transaction Committee held a meeting, with members of the Company’s management in attendance. Representatives of Paul, Weiss and Centerview were also in attendance. The Transaction Committee reviewed and discussed the terms of the August 25 Proposal, including the request for an extended period of exclusivity, and the apparent low likelihood of an alternative proposal materializing from another potential counterparty, particularly within a timeframe competitive with the August 25 Proposal, given the discussions representatives of Centerview and members of management had had to date with potential counterparties and the continued deterioration of the financial markets. A representative of Paul, Weiss also reviewed for the Transaction Committee the fiduciary obligations of the directors in considering approval of a period of exclusivity.

On August 25, 2022, Mr. Franken participated in a call with a representative of Party E regarding a potential transaction relating to the Company’s manufacturing technology, including potential licensing transaction or a potential asset purchase.

On August 28, 2022, representatives of Centerview delivered to our Board of Directors an updated relationship disclosure letter.

On August 29, 2022, our Board of Directors held a meeting, with members of the Company’s management in attendance for parts of the meeting. Representatives of Centerview and representatives of Paul, Weiss, were also in attendance for parts of the meeting. Our Board of Directors reviewed and discussed the terms of the August 25 Proposal, including the request for an extended period of exclusivity, and the apparent low likelihood of an alternative proposal materializing from another potential counterparty, particularly within a timeframe competitive with Parent, given the discussions representatives of Centerview and members of management had had to date with potential counterparties and the continued deterioration of the financial markets. Attendees considered the benefits and disadvantages of agreeing to exclusivity and the potential responses to the request for exclusivity, including proposing a shorter exclusivity period. Attendees also discussed the significant premium represented by Parent’s most recent offer and the fact that the Company’s cash position had continued to deteriorate in the face of changing and challenging market conditions over the preceding six months and that a variety of financing alternatives had not provided viable and actionable alternatives for the Company. At the conclusion of the discussion, our Board of Directors directed Mr. Chereau to seek a shorter period of exclusivity with Parent if possible, approved entry by the Company into exclusivity arrangements with Parent even if Mr. Chereau were not successful in his efforts to seek a shorter exclusivity period, and directed the Company’s advisors to work on a draft transaction agreement.

Between August 25, 2022 and August 30, 2022, the Company and Parent negotiated the terms of an exclusivity agreement. On August 30, 2022, the Company and Parent entered into an exclusivity agreement (the “Initial Exclusivity Agreement”) with an initial period of 21 days that would be extended automatically to September 27, 2022 if, as of the end of such initial 21-day period, the Company and Parent were working in good faith toward the execution of a definitive agreement with respect to a potential strategic transaction between the Company and Parent.

On September 2, 2022, Paul, Weiss delivered an initial draft of the proposed Merger Agreement to Freshfields Bruckhaus Deringer US LLP (“Freshfields”), legal counsel to Parent and Purchaser. On that day representatives of Paul, Weiss also held a call with representatives of Freshfields to discuss various matters relating to the draft Merger Agreement, including proposed transaction structure, the status of Parent’s legal and technical due diligence, the regulatory approvals potentially applicable to the transaction and the treatment of existing Company equity awards under the Company’s existing equity plans.

On September 6, 2022, our Board of Directors held a meeting, with members of the Company’s management in attendance for parts of the meeting. Representatives of Centerview and representatives of Paul, Weiss, were also in attendance for parts of the meeting. Members of management reviewed for our Board of Directors the Company’s updated long-range plan (which had previously been circulated to members of our Board of Directors) and the assumptions underlying it. Members of management noted for our Board of Directors that the updated long-range financial plan had been prepared to account for actual performance to date since the preliminary long-range plan had been shared with our Board of Directors in April 2022, as well as refinements to assumptions on execution risk in light of the most recent results in respect of the Company’s product candidates, changing macroeconomic conditions and their potential adverse impact on the Company, including the Company’s ability to source viable financing alternatives. Our Board of Directors discussed the long-range plan and assumptions and, at the conclusion of that discussion, unanimously approved sharing the Company’s long-range financial plan with Centerview and authorized Centerview to use such information as a basis of its financial analysis. Representatives of Centerview then presented a preliminary financial analysis prepared by Centerview based on the updated long-range plan of the Company’s management (a preliminary copy of which had previously been provided to Centerview). During the course of this meeting representatives of Paul, Weiss also reviewed the key terms of the draft Merger Agreement that had been provided to Freshfields on September 2, 2022. Members of management also provided an update to our Board of Directors on discussions with Party E regarding a potential transaction with respect to the Company’s manufacturing technology.

On September 7, 2022, representatives from the Company and Parent had a dinner meeting to discuss the Company’s capabilities.

On September 8, 2022, representatives of Parent visited the Company’s facilities and engaged in discussions relating to the Company’s scientific capabilities. Also on September 8, 2022, Mr. Chereau spoke with a representative of Parent to request consent to the Company continuing ongoing discussions with Party E regarding a potential transaction relating to the Company’s manufacturing technology. The representative of Parent confirmed to Mr. Chereau that Parent consented to such discussions.

On September 9, 2022, Mr. Franken participated in a brief call with a representative of Party E regarding Party E’s interest in a potential transaction relating to the Company’s manufacturing technology. On September 11, 2022, Mr. Franken informed a representative of Parent of the discussion.

On September 14, 2022, Freshfields delivered a revised draft of the Merger Agreement to Paul, Weiss, subject to any further revisions of Parent, which, among other things, proposed additional language in the closing condition with respect to governmental action blocking the Transactions that would have conditioned the consummation of the Transactions upon no governmental entity having initiated (or taken preparatory steps to initiate) certain regulatory investigations (the “Regulatory Investigations Condition”).

On September 15, 2022, the Company received formal notice from Nasdaq indicating that Nasdaq had determined to delist the Company’s securities from The Nasdaq Global Market based upon the Company’s continued non-compliance with the Minimum Bid Price Requirement under the Nasdaq Listing Rules unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”).

On September 16, 2022, Paul, Weiss delivered a revised draft of the Merger Agreement to Freshfields, which, among other things, removed the Regulatory Investigations Condition.

Later that day, on September 16, 2022, a representative of Party E delivered a non-binding term sheet to Mr. Franken setting forth a proposed purchase by Party E of the Company’s manufacturing technology for a payment in cash of $10 million within thirty days after the effective date of any definitive agreement.

On September 18, 2022, Freshfields delivered an initial draft of the form of the Support Agreements to Paul, Weiss, subject to any further revisions of Parent. Also on September 18, 2022, Mr. Dunoyer informed Mr. Chereau that as part of any transaction with Parent, Parent would require five key executives, and potentially three to four other employees to be identified, to enter into employment agreements or similar arrangements at the time of signing of a merger agreement, with such arrangements taking effect at the consummation of any such transaction. Mr. Dunoyer informed Mr. Chereau that this was a pre-condition for Parent entering any merger agreement given Parent’s focus on the R&D management and employees at the Company.

On September 19, 2022, our Board of Directors held a meeting, with members of the Company’s management in attendance. Representatives of Centerview and representatives of Paul, Weiss, were also in attendance. Our Board of Directors discussed the most recent request from Parent that five key executives and three to four other employees enter into employment agreements or similar arrangements at the time of signing of a merger agreement, with such arrangements taking effect at the consummation of any such transaction, noting that a request for any condition relating to employment agreements from executives was not customary in transactions of this type, and instructed management to push back on this proposal. Our Board of Directors further noted that, because of the compelling premium represented by Parent’s current offer and the statement from Parent regarding the value Parent attributed to maintaining the R&D talent of the Company, our Board of Directors would agree to authorize the relevant executives and employees to engage in discussions with Parent regarding their potential individual post-closing arrangements and retain counsel to assist them.

On September 20, 2022, Freshfields delivered a revised draft of the Merger Agreement to Paul, Weiss, which, among other things, substantially reinstated the Regulatory Investigations Condition and also included additional proposed closing conditions that would condition the consummation of the Transactions upon the continued employment of certain key employees and such key employees not being in actual, imminent or threatened breach of certain agreements that were proposed to be executed by them concurrent with the execution of the Merger Agreement (the “Employee Conditions”).

On September 21, 2022, Mr. Chereau, Ms. Nacht, Mr. Hebben and certain other members of the Company’s management received from Mr. Dunoyer drafts of employment offer letters that Parent was requesting be executed concurrent with the execution of the Merger Agreement. Later that day, Mr. Chereau and Mr. Dunoyer discussed various issues arising from or relating to the draft of the Merger Agreement circulated by Freshfields the prior day, including the Regulatory Investigations Condition, the Employee Conditions, and various other employee compensation and retention matters, during which discussion Mr. Chereau informed Mr. Dunoyer that the Company would not agree to the Employee Conditions.

On September 22, 2022, the Company timely submitted a request to Nasdaq for a hearing before the Panel regarding the Company’s continued non-compliance with the Minimum Bid Price Requirement. Later that day, the Company received a letter from Nasdaq notifying the Company that the hearing before the Panel had been scheduled for October 20, 2022.

Between September 19, 2022 and September 24, 2022, representatives of Paul, Weiss and Freshfields held a number of calls regarding the Regulatory Investigations Condition and the Employee Conditions. During those calls representatives of Paul, Weiss made various counterproposals on behalf of the Company to address Parent’s continued request for the Employee Conditions, including economic incentives to align the economic interests of the relevant executives with remaining at the Company through closing of the Transactions and other incentives also proposed to give Parent comfort regarding continued employment.

On September 23, 2022, the Transaction Committee held a meeting, with members of the Company’s management in attendance for parts of the meeting. Representatives of Centerview and representatives of Paul, Weiss, were also in attendance for parts of the meeting. The Transaction Committee reviewed the key terms of the draft Merger Agreement most recently received from Freshfields, noting in particular the introduction of the Employee Conditions and the reinstatement of the Regulatory Investigations Condition. The Transaction Committee discussed these key terms, noting the anticipated reaction of the relevant executives, the key terms and structure of the executive employment arrangements proposed by Parent, the non-customary nature of the proposed conditions, the potential implications of the proposed conditions for deal certainty and the potential circumstances in which such conditions could fail to be satisfied. Following this discussion the Transaction Committee instructed management and Paul, Weiss to reject the Employee Conditions and the Regulatory Investigations Condition. Also on September 23, 2022, in response to a follow up received from Party E regarding the non-binding term sheet previously delivered by Party E, Mr. Franken informed Party E that the Company was not in a position to respond to the proposal from Party E. Mr. Franken subsequently updated a representative of Parent of such communication on September 28, 2022.

On September 24, 2022, Mr. Dunoyer attended a series of meetings with Mr. Chereau, Ms. Nacht, Mr. Hebben and certain other members of the Company’s management to discuss and negotiate the terms of the employment offer letters Parent was requesting in connection with the execution of the Merger Agreement.

On September 25, 2022, Mr. Chereau and a representative of Parent discussed, among other things, the Regulatory Investigations Condition and the Employee Conditions. During such discussions, Parent’s representative indicated Parent’s belief that the Company and Parent could reach a mutually acceptable compromise with respect to the Regulatory Investigations Condition, and reiterated that Parent would require the Employee Conditions with respect to at least four of the five employees initially proposed given retaining such key employees was an important value driver with respect to the strategic rationale of any transaction rationale.

On September 27, 2022, Paul, Weiss delivered a revised draft of the Merger Agreement to Freshfields, which, among other things, removed the Regulatory Investigations Condition and the Employee Conditions. Later that evening, Parent’s exclusivity period under the Initial Exclusivity Agreement lapsed. At Parent’s request, the Company subsequently entered into an amendment to the Initial Exclusivity Agreement on October 2, 2022, which was effective as of September 27, 2022 and extended Parent’s exclusivity period until execution of the Merger Agreement on October 3, 2022.

On September 27, 2022, Mr. Chereau discussed the Employee Conditions with representatives of Parent, in the course of which the representatives of Parent had indicated that Parent would continue to require the Merger Agreement to include the Employee Conditions but would reduce the number of key employees subject to the Employee Conditions from five to four, and may be willing to further reduce that to three key employees.

On the evening of September 28, 2022, the Transaction Committee held a meeting, with members of the Company’s management in attendance for parts of the meeting. Attendees discussed the Employee Conditions at length, including the counterproposals that had been made on behalf of the Company to Parent to address the retention concerns motivating Parent’s continued insistence on the Employee Conditions (including economic incentives to align the economic interests of the relevant executives with remaining at the Company through closing of the Transactions, and other incentives also proposed to give Parent comfort regarding continued employment). Following this discussion, the Transaction Committee directed that management and the Company’s advisers should attempt to resolve with Parent all outstanding issues other than the Employee Conditions. Later that evening, representatives of Paul, Weiss and Freshfields held a call to discuss certain terms of the draft Merger Agreement.

On September 29, 2022, Freshfields delivered a revised draft of the Merger Agreement to Paul, Weiss, which, among other things, reinstated the Employee Conditions, which would be applicable to three key employees. The revised draft Merger Agreement also contained a compromise proposal with respect to the Regulatory Investigations Condition consisting of more specific language that clarified that the condition would not be satisfied in circumstances where a decision by the EC to examine the Transactions under the EU Merger Regulation or any notification of a referral request under the EU Merger Regulation would prevent or make unlawful the consummation of the Transactions. Freshfields also indicated in that distribution that the revised draft Merger Agreement represented Parent’s final position on the material points that had been the subject of negotiations between the parties, including with respect to the Employee Conditions.

During the week of September 26, 2022, Mr. Chereau notified representatives of each of the Supporting Stockholders, each of which were subject to customary confidentiality agreements with the Company, that Paul, Weiss would be delivering to them a draft form of the Support Agreements prepared by representatives of Parent in connection with the Transactions.

On September 30, 2022, Paul, Weiss, delivered the draft form of the Support Agreements to each of the Supporting Stockholders and, from September 30, 2022 to October 1, 2022 representatives of each of the Supporting Stockholders and Freshfields negotiated the respective final, mutually agreed terms of each Support Agreement.

On September 30, 2022, the Company provided written submissions to Nasdaq, including its plan for regaining compliance with Nasdaq’s Minimum Bid Price Requirement.

On October 1, 2022, our Board of Directors convened a meeting to discuss the status of the negotiations and Centerview’s financial analysis. Representatives of Centerview and representatives of Paul, Weiss were also in attendance for parts of the meeting. Representatives from Centerview reviewed with our Board of Directors Centerview’s financial analysis of the $2.07 per Share consideration to be paid in the Offer and the Merger (the “Consideration”). Representatives of Paul, Weiss then provided an overview of the terms of the latest drafts of the Merger Agreement and Support Agreements. Our Board of Directors discussed the terms of the Transactions in detail, including the unusual nature of Employee Conditions in public company transactions, the premium of the Offer Price over the current Share price, the potential for significant value to accrue to stockholders if the proposed transaction were to close successfully relative to both (i) the preliminary financial analysis prepared by Centerview based on the updated long-range plan provided by the Company’s management and (ii) the approximately $10 million of cash estimated by management to be available for distribution to stockholders after settlement of the Company’s obligations and payment of wind-down costs in the event of a liquidation of the Company. Attendees also discussed the expected brief executory period between signing and closing given the proposed two-step tender offer structure coupled with the absence of any requirement to obtain regulatory approvals, and the risk of Parent terminating negotiations if management and the Company’s financial and legal advisors were to attempt to negotiate the Employee Conditions further. At the conclusion of the discussions, each of the directors indicated their assent to management and the Company’s legal and financial advisors proceeding with preparations for entry into a definitive merger agreement with Parent on the terms discussed, pending final approval by our Board of Directors at a meeting scheduled for October 2, 2022. Later that day, Paul, Weiss delivered a revised draft of the Merger Agreement to Freshfields, which retained the Employee Conditions as proposed in the draft most recently received from Freshfields.

On October 2, 2022, Mr. Chereau and Mr. Dunoyer discussed the current terms of the revised draft Merger Agreement. Later that day, Freshfields and Paul, Weiss exchanged drafts of the Merger Agreement. That evening, our Board of Directors held a meeting, with members of the Company’s management in attendance. Representatives of Centerview and representatives of Paul, Weiss, were also in attendance. Representatives of Centerview reviewed with our Board of Directors Centerview’s financial analysis of the Consideration, and rendered to our Board of Directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Centerview.” Representatives of Paul, Weiss then summarized the resolutions proposed to be adopted by our Board of Directors to approve the Transactions. Our Board of Directors then duly adopted by unanimous vote resolutions (a) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (b) approving the Merger Agreement and the Transactions, including the Offer and the Merger, and declaring the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, fair to and in the best interests of the Company and the Company’s stockholders, (c) agreeing that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL and (d) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On October 2, 2022, the respective boards of directors of each of Parent and Purchaser unanimously approved and determined that the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with each of their obligations under the Merger Agreement.

Following our Board of Directors meeting, on October 2, 2022 Paul, Weiss and Freshfields finalized the terms of the Merger Agreement. Early in the morning of October 3, 2022, the Company, Parent and Purchaser executed and delivered the Merger Agreement, and the Supporting Stockholders executed and delivered the Support Agreements.

Later in the morning of October 3, 2022, prior to the opening of trading of the Shares on The Nasdaq Global Market, Parent and the Company each issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the issued and outstanding Shares at a price of $2.07 per Share, to the seller in cash, without interest.

On October 14, 2022, the Company received a letter from Nasdaq advising of the cancellation of the previously-scheduled Panel hearing due to the Minimum Bid Price Requirement deficiency of the Company having been cured and indicating that the Company was in compliance with all applicable Nasdaq listing standards.

On October 18, 2022, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, our Board of Directors consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders and to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, our Board of Directors reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Merger Agreement and the Transactions, including the Offer and the Merger, each of which our Board of Directors believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below (which factors are not necessarily presented in relative order of importance and are non-exhaustive), our Board of Directors recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:

•

Implied Premium at the Offer Price. Our Board of Directors considered the current and recent historical trading prices of the Shares, as compared to the Offer Price, represents a compelling historical market price of the Shares, including the fact that the Offer Price of $2.07 per Share represents:

•	an approximately 660% premium over the Company’s closing Share price on September 30, 2022, the last trading day before our Board of Directors’s approval of the transaction;

•	an approximately 582% premium over the volume-weighted average closing price at which the Shares of the Company traded during the 10 trading days preceding the date of the Merger Agreement;

•	an approximately 549% premium over the volume-weighted average closing price at which the Shares of the Company traded during the 14 trading days preceding the date of the Merger Agreement;

•	an approximately 496% premium over the volume-weighted average closing price at which the Shares of the Company traded during the 30 trading days preceding the date of the Merger Agreement;

•	an approximately 396% premium over the volume-weighted average closing price at which the Shares of the Company traded during the 60 trading days preceding the date of the Merger Agreement;

•	an approximately 386% premium over the volume-weighted average closing price at which the Shares of the Company traded during the 90 trading days preceding the date of the Merger Agreement;

•

an approximately 38% premium over the Company’s closing Share price on February 1, 2022, which was the last trading day before the public announcement of the FDA clinical hold on the Phase 1/2 SUNRISE clinical trial of LB-001; and

•	a significant premium to the potential liquidation value of the Company and the Company’s prospects if the Transactions were not to occur.

•	The Company’s Financial Condition and Prospects. Our Board of Directors considered the Company’s operating and financial performance and its prospects, including the Projections (as defined below),

which reflect the application of various assumptions of management, as well as the Company’s estimates of a range of potential liquidation values of the Company. Our Board of Directors also considered the inherent uncertainty of achieving the Projections, as set forth under the heading titled “ —Certain Unaudited Prospective Financial Information,” and that, as a result, the Company’s actual financial results in future periods could differ materially from management’s forecasts. Our Board of Directors considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company executing on its long-range plan if it remained independent. These risks and uncertainties included risks relating the macro-economic, industry and market conditions negatively impacting valuations of and the outlook for clinical-stage biotechnology companies such as the Company with its lead program or programs in clinical trials, the substantial overhead burden of the Company at its current size, the expected timing and cost to reinstate dosing in the Company’s Phase 1/2 SUNRISE clinical trial of LB-001 following the lifting of the FDA clinical hold announced in May 2022, the need for meaningful capital investment to advance its product candidates, fund its research and development efforts, expand its organization and operate as a public company, the continuing challenges of slow patient enrollment in its clinical trial, the significant time before data from the ongoing clinical trial could become available and regulatory advancements could be made, the difficult financing environment and limited financing alternatives for companies such as the Company, the significant and negative impact on the Share price attributable to, among other things, the FDA clinical hold announced in the first fiscal quarter of 2022, and the investment of time and capital needed to achieve a successful outcome for the Company’s product candidates, GeneRide® and sAAVy™ platforms and mAAVRx™ proprietary manufacturing process. Our Board of Directors also considered the risks and challenges facing the Company as a result of its declining cash position and discussed the risks, challenges, and strategic opportunities facing the Company, taking into consideration its near-term cash requirements, and the low likelihood that third parties would be interested in providing equity or debt financing to the Company at attractive valuations that would not be significantly dilutive to existing Company stockholders. Our Board of Directors weighed the likelihood of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with the Company and its business as a clinical-stage biotechnology company (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K).

•

Potential Strategic Alternatives. Our Board of Directors reviewed the possible alternatives to the Offer and the Merger, including the execution of management’s stand-alone plan, obtaining alternative financing arrangements to meet the Company’s current and future cash requirements and the range of potential liquidation values of the Company. Our Board of Directors considered the risks inherent in the development of product candidates, in particular in the field of genomic medicines, the risks related to designing, conducting and compiling data from the Company’s clinical trial, the risks related to seeking approval for marketing from the FDA and other similar non-U.S. regulatory bodies, competition, and other factors affecting the potential revenues and profitability of biotechnology companies generally. Our Board of Directors also considered the fact that the Company’s lead product candidate has not yet been approved for marketing by the FDA or any similar non-U.S. regulatory body, as well as the status and prospects for the Company’s current product candidates and development programs and the expected timing and cost to reinitiate the dosing in the Company’s Phase 1/2 SUNRISE clinical trial of LB-001 following the lifting of the FDA clinical hold.

•

Product Development and Commercialization Risks; Existing Resources. Our Board of Directors considered the status and prospects for the Company’s current pipeline, including the expected timing and cost to reinitiate the dosing in the Company’s Phase 1/2 SUNRISE clinical trial of LB-001 following the lifting of the FDA clinical hold. Our Board of Directors considered the fact that the Company will require significant additional capital in order to complete the remaining clinical development for its lead product candidate and other product candidates and potentially commercialize such product candidates, as well as to fund its other ongoing operations. Our Board of Directors also considered that, while the Company may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such transactions could have a highly dilutive effect on the Company’s existing stockholders, might only be available on unfavorable terms, or might not be available at all. Our Board of Directors also considered that the Company would need to raise significant amounts of additional capital to complete its ongoing clinical trial, continue the development of its preclinical candidates and technologies and execute on its business plan.

•

Negotiation Process. Our Board of Directors considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by the Company with the knowledge and at the direction of our Board of Directors and committees thereof and with the assistance of its financial and legal advisors. Our Board of Directors also considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the valuation offered by Parent from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger. Our Board of Directors also considered that Parent would not enter into the Merger Agreement unless the consummation of the Transactions was conditioned upon the continued employment of the key employees and that such key employees were not in actual, imminent or threatened breach of the offer letters with Parent or the restrictive covenant agreements with the Company that were executed concurrent with the execution of the Merger Agreement (as described more fully in “ —Background of the Offer and the Merger” and clauses (g) and (h) of Annex I of the Merger Agreement).

•

Potentially Interested Counterparties. Our Board of Directors considered the process conducted by the Company, with the assistance of representatives of Centerview, to identify potential buyers taking into account the expected interest of parties in genetic medicine product candidates generally, their financial capability to consummate a transaction of this size, and their ability to move quickly and efficiently in a process, the outcome of those discussions, and the fact that none of these parties, other than Parent and as otherwise described in “ —Background of the Offer and the Merger,” had expressed interest in a strategic transaction on such terms as the Offer and the Merger.

•

Nasdaq Delisting Notice. Our Board of Directors considered that the Company received a Nasdaq delisting notice in March 2022, and faced the risk of a delisting of the Shares in the fourth quarter of 2022 should the Company not take such measures to avoid delisting as required by Nasdaq, which could have a significant and negative impact upon the trading prices of the Shares and could also have a significant and negative impact on the Company’s ability to access financing.

•

All Cash Nature of Consideration. Our Board of Directors considered the all-cash nature of the Consideration to be paid in the Offer and the Merger, which would allow holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s regulatory, development, commercialization and other business risks, and while also providing such holders of Shares with certainty of value and liquidity for their Shares.

•

Tender Offer Structure; Timing of Completion. Our Board of Directors considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. Our Board of Directors also considered that given the aggregate size of the Transactions, the Transactions would not be reportable pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and no other material regulatory approvals would be required to complete the Transactions, meaning that the Transactions could be consummated upon the completion of the Offer period, subject to satisfaction of the other conditions to closing. Our Board of Directors further considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption and could mitigate the risk that key employees terminate their current employment with the Company or otherwise be in actual, imminent or threatened breach of their offer letters with Parent or restrictive covenant agreements with the Company prior to closing of the Merger and the Offer.

•

Opinion of Financial Advisor. Our Board of Directors considered the oral opinion of Centerview rendered to our Board of Directors on October 2, 2022, which was subsequently confirmed by delivery of a written opinion dated as of such date that, as of such date and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “ —Opinion of Centerview.”

•

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. Our Board of Directors considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect” (as defined in the Merger Agreement), (2) the absence of required regulatory approvals, (3) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (4) the ability of our Board of Directors under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, including in connection with a Superior Offer (as defined in the Merger Agreement), (5) the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a Superior Offer and enter into an agreement with respect to such Superior Offer, (6) the respective termination rights of the Company and Parent, and (7) the $2.09 million termination fee payable by the Company under certain circumstances, which our Board of Directors believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless our Board of Directors entered into an agreement for a Superior Offer.

•

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. Our Board of Directors considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the absence of conditions requiring the parties to obtain any affirmative regulatory approvals, (2) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk, and (3) the fact that, even though the Transactions do not require the obtaining of any required regulatory approvals prior to completion, Parent made commitments to obtain such required regulatory approvals in the Merger Agreement. Our Board of Directors also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger and that Parent would not enter into the Merger Agreement unless the consummation of the Transactions was conditioned upon the continued employment of the key employees and that such key employees were not in actual, imminent or threatened breach of the offer letters with Parent or the restrictive covenant agreements with the Company that were executed concurrent with the execution of the Merger Agreement. For a detailed discussion of the conditions to the Merger Agreement, please see Section 15 — “Conditions of the Offer” and Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.

•

Business Reputation of Parent. Our Board of Directors considered the business reputation and capabilities of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which our Board of Directors believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

Extension of Offer Expiration Time. Our Board of Directors considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the initial Offer Expiration Time if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•

End Date. Our Board of Directors considered the End Date (as defined in the Merger Agreement) on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•

Appraisal Rights. Our Board of Directors considered the availability of statutory appraisal rights to the Company’s stockholders and beneficial owners who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•

Support Agreements. Our Board of Directors considered and viewed favorably the willingness of the Supporting Stockholders, who together held approximately 33% of the outstanding Shares (excluding Shares issuable upon the exercise or settlement of Options) as of October 3, 2022, to commit to tender in favor of the Offer by entry into the Support Agreements. Our Board of Directors also considered the fact that the Support Agreements terminate upon any termination of the Merger Agreement, including upon the Company’s termination to accept a Superior Offer, such that the existence of the Support Agreements would not be likely to deter or inhibit a Superior Offer.

In the course of its deliberations, our Board of Directors also considered a variety of material risks and the countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following (which are not necessarily presented in their order of importance):

•	the fact that the Company’s stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s stand-alone strategic business plan;

•

the fact that the Offer Price is below $4.58 per Share, which was the closing price of Shares on September 30, 2021 and represents the 52-week high trading price prior to announcement of entry into the Merger Agreement;

•

the fact that the consummation of the Transactions is conditioned upon the continued employment of the key employees and that such key employees were not in actual, imminent or threatened breach of the offer letters with Parent or the restrictive covenant agreements with the Company that were executed concurrent with the execution of the Merger Agreement, and that Parent would not enter into the Merger Agreement without inclusion of such condition;

•

the effect of the public announcement of the Merger Agreement, including effects on the Company’s pre-commercialization activities, the Company’s relationship with its partners and other business relationships, and the Company’s ability to attract and retain key management and personnel;

•

the fact that the Merger Agreement precludes the Company from actively soliciting alternative acquisition proposals and requires payment by the Company of a $2.09 million termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by the Company to accept a Superior Offer;

•

the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, the Company will have incurred significant transaction costs, and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Merger, which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	the risk of litigation;

•

the fact that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of the Company’s management will be required, potentially resulting in disruptions to the operation of the Company’s business;

•	the fact that if the Offer and the Merger are not consummated, the Company may suffer harm as an ongoing public company from announcing a transaction that is not consummated;

•

the interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, as described in Item 3 under the heading titled “—Arrangements Between the Company and its Executive Officers, Directors and Affiliates”; and

•	the treatment of the Consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by our Board of Directors in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by our Board of Directors in connection with its evaluation of the Offer and the Merger. In view of the wide variety of reasons and factors considered, our Board of Directors did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, our Board of Directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, our Board of Directors conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of our Board of Directors and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “Additional Information—Cautionary Statement Regarding Forward-Looking Statements.” For the reasons described above, and in light of other factors that our Board of Directors believed were necessary and appropriate to consider, our Board of Directors unanimously approved the Merger Agreement and the Transactions, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of a proposed transaction, including the Offer and the Merger, management of the Company prepared certain non-public, unaudited prospective financial information for fiscal years 2022 through 2048, based on its view of the prospects for the Company, including with respect to our lead product candidate, LB-001, and certain other product candidates in the early stages of research and development (the “Preliminary April Projections”), and which management updated in September 2022 to account for actual performance as of such time as well as changing market conditions and refinements to assumptions on execution risk in light of the then most recent results in respect of the Company’s product candidates (the “Updated September Projections” and, together with the Preliminary April Projections, the “Projections”).

The Projections were provided to our Board of Directors in considering, analyzing and evaluating the Transactions. In addition, the Projections were provided to Centerview, the Company’s financial advisor, and in the case of the Updated September Projections were relied upon by Centerview in connection with the rendering of its fairness opinion to our Board of Directors and in performing the related financial analyses as described in “—Opinion of Centerview” and were the only financial projections with respect to the Company used by Centerview in performing such financial analyses. The Projections were not provided to Parent or Purchaser. Management of the Company modeled the Projections based on its reasonable estimates and assumptions with respect to the future financial performance of the Company on a standalone basis, including but not limited to the probability of success with respect to any commercial launch of LB-001 and our other product candidates.

The Company is summarizing the Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was made available to our Board of Directors and Centerview. The Company makes and has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

These Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company’s management at the time the Projections were created and updated. The Projections reflect a risk-adjusted outlook, based on certain internal assumptions prepared by the Company’s management about the probability of technical success and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, option, milestone, royalty and other licensing payments, cost of goods sold, research and development expenses, sales and marketing expenses, general and administrative expenses, availability and terms of financing, effective tax rates and utilization of net operating losses (“NOLs”) and other relevant factors related to the Company’s long-range plan.

The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to the Company’s product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for the Company’s product candidates, and it is possible that other therapeutic options will be preferable. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of achieving regulatory approval for the Company’s product candidates and the Company’s development of product candidates for additional indications, the risks related to the Company’s investments and efforts to establish and scale up its supply chains and the impact thereof on gross margins, risks related to the conduct of clinical trials (including the funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs), regulatory applications and related timelines, including the filing and approval timelines, in-licensing and out-licensing arrangements, forecasts of future operating results, potential collaborations, the impact of competitive products and pricing, capital raising costs and activities, and the timing for bringing any product candidate to market, the effect of global economic conditions, the cost and effect of changes in tax and other legislation, the factors described under “Special Note Regarding Forward Looking Statements and Industry Data” and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates in particular is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of LB-001, LB-401 or any of its other product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since the Projections cover a long period of time, the Projections by their nature are not able to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidates going forward.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, advisors (including its financial advisor) or representatives assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. Neither the Company nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s product candidates or the overall future performance of the Company. The Projections were prepared based on the Company’s continued operation as a standalone, publicly traded company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Projections are subjective in many respects and are thus subject to interpretation.

The Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to our Board of Directors and to Centerview. The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Projections may not be comparable to similarly titled measures used by other companies. The Company has not provided reconciliations of the non-GAAP Projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of the Company’s management, the Projections were prepared on a reasonable basis based on the information available to the Company’s management at the time of their preparation.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

Set forth below are summaries of the Projections, which in the case of the Updated September Projections were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “—Opinion of Centerview” (and were the only financial projections with respect to the Company used by Centerview in rendering its opinion). The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections. All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Quarterly Reports and Current Reports on Form 10-Q and Form 8-K. Please consider carefully the discussion entitled “Cautionary Note Regarding Forward-Looking Statements” elsewhere in this Schedule 14D-9.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following tables reflect selected metrics included in the Projections:

Preliminary April Projections

	Six Month Period Ending Dec 31,	Fiscal Year Ending Dec 31,
($ millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	$11	$17	$22	$10	$2	$4	$25	$111	$196	$231	$256	$305	$323	$337
Total Gross Profit	$11	$17	$21	$10	$2	$4	$14	$72	$151	$206	$233	$267	$281	$294
Total R&D Expense	$(8)	$(26)	$(28)	$(35)	$(16)	$(31)	$(20)	$(20)	$(22)	$(12)	$(8)	$(4)	$(2)	$(2)
Total S&M Expense	—	—	—	—	—	$(3)	$(9)	$(11)	$(13)	$(14)	$(26)	$(25)	$(37)	$(37)
Total SG&A Expense	$(11)	$(21)	$(22)	$(24)	$(25)	$(27)	$(29)	$(31)	$(33)	$(20)	$(21)	$(22)	$(22)	$(23)
Operating Income	$(8)	$(30)	$(29)	$(49)	$(39)	$(57)	$(44)	$9	$83	$159	$179	$216	$220	$233

		Fiscal Year Ending December 31,
($ millions)		2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E
Total Revenue		$356	$349	$303	$249	$187	$140	$126	$118	$113	$103	$95	$87	$77
Total Gross Profit		$320	$327	$287	$234	$175	$130	$117	$110	$105	$96	$89	$81	$72
Total R&D Expense		$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	—	—	—	—	—
Total S&M Expense		$(37)	$(36)	$(36)	$(34)	$(32)	$(30)	$(29)	$(27)	$(26)	$(24)	$(23)	$(22)	$(21)
Total SG&A Expense		$(24)	$(19)	$(15)	$(12)	$(10)	$(8)	$(6)	$(5)	$(4)	$(3)	$(3)	$(2)	$(2)
Operating Income		$257	$271	$235	$188	$133	$92	$81	$78	$75	$68	$63	$57	$50

Updated September Projections

	Fiscal Quarter Ending Dec 31,	Fiscal Year Ending Dec 31,
($ millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	$8	$15	$2	$5	$6	$2	$4	$16	$77	$174	$247	$308	$340	$316
Total Gross Profit	$7	$15	$2	$5	$6	$2	$4	$10	$48	$125	$205	$272	$311	$299
Total R&D Expense	$(8)	$(28)	$(24)	$(36)	$(19)	$(21)	$(22)	$(14)	$(10)	$(4)	$(2)	$(1)	$(1)	$(1)
Total S&M Expense	—	—	—	—	—	—	$(1)	$(3)	$(16)	$(18)	$(26)	$(26)	$(26)	$(25)
Total SG&A Expense	$(5)	$(14)	$(15)	$(16)	$(17)	$(19)	$(20)	$(21)	$(23)	$(23)	$(14)	$(15)	$(15)	$(16)
Operating Income	$(6)	$(28)	$(37)	$(48)	$(31)	$(38)	$(39)	$(28)	$(1)	$80	$163	$230	$268	$256

		Fiscal Year Ending December 31,
($ millions)		2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E
Total Revenue		$239	$178	$129	$96	$86	$83	$81	$78	$73	$65	$58	$49	$41
Total Gross Profit		$227	$168	$121	$88	$79	$77	$75	$72	$67	$60	$54	$46	$38
Total R&D Expense		$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	—	—	—	—	—	—	—
Total S&M Expense		$(25)	$(24)	$(22)	$(21)	$(20)	$(19)	$(18)	$(17)	$(16)	$(15)	$(15)	$(14)	$(13)
Total SG&A Expense		$(13)	$(10)	$(8)	$(6)	$(5)	$(4)	$(4)	$(4)	$(4)	$(4)	$(4)	$(4)	$(4)
Operating Income		$188	$134	$89	$60	$54	$53	$53	$51	$47	$41	$35	$28	$21

At the direction of the Company’s management, based on the Updated September Projections and other projected financial information provided by Company management, Centerview calculated the unlevered free cash flows of the Company for the fourth quarter of fiscal year 2022 and fiscal years 2023 through 2048 for use in its final financial analyses relating to the Updated September Projections. The unlevered free cash flow analyses based on the Updated September Projections were the only unlevered free cash flow analyses used by Centerview as the basis for the rendering of its fairness opinion described in “—Opinion of Centerview.” The following is a summary of the unlevered free cash flows, which were calculated, based on the Updated September Projections and other Company management projected financial information, as operating income, less tax expense, less capital expenditures, plus depreciation, plus/less changes in net working capital, plus other cash flow items, in each case based on the Updated September Projections or other projected financial information provided by Company management. For purposes of calculating the discounted cash flow valuation of the Company, Centerview calculated the estimated (i) net present value of NOLs as between $21 million and $25 million, and (ii) impact of the cost of a $5 million equity raise in the remainder of 2022, a $15 million equity raise in 2023, a $45 million equity raise in 2024, a $75 million equity raise in 2025 and a $100 million equity raise in 2027. The values in the table below do not take into account the effect of NOL usage and the cost of future capital raises.

	Fiscal Quarter Ending Dec 31	Fiscal Year Ending Dec 31,
($ millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Operating Income	$(6)	$(28)	$(37)	$(48)	$(31)	$(38)	$(39)	$(28)	$(1)	$79	$163	$230	$268	$256
Less: Tax Expense (if Profitable)	—	—	—	—	—	—	—	—	—	$(20.6)	$(42.4)	$(59.8)	$(69.7)	$(66.6)
NOPAT(1)	$(6)	$(28)	$(37)	$(48)	$(31)	$(38)	$(39)	$(28)	$(1)	$59	$121	$170	$198	$190
Plus: Depreciation	$0.2	$0.7	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3
Plus/ (Less): Change in Net Working Capital and Other Cash Flow Items	$(0.4)	$0.6	—	—	—	—	—	$(1.3)	$(6.0)	$(9.6)	$(7.2)	$(5.2)	$(2.9)	$3.0
Less: Capital Expenditures	$(0.0)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)
Unlevered Free Cash Flow	$(6)	$(27)	$(37)	$(48)	$(31)	$(38)	$(39)	$(29)	$(7)	$49	$113	$165	$196	$193

		Fiscal Year Ending December 31,
($ millions)		2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E
Operating Income		$188	$134	$89	$60	$54	$53	$53	$51	$47	$41	$35	$28	$21
Less: Tax Expense (if Profitable)		$(48.9)	$(34.8)	$(23.2)	$(15.6)	$(13.9)	$(13.8)	$(13.7)	$(13.2)	$(12.3)	$(10.6)	$(9.1)	$(7.3)	$(5.5)
NOPAT(1)		$139	$99	$66	$44	$40	$39	$39	$38	$35	$30	$26	$21	$16
Plus: Depreciation		$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3
Plus/ (Less): Change in Net Working Capital and Other Cash Flow Items		$7.0	$5.6	$4.3	$3.0	$0.8	$0.3	$0.2	$0.3	$0.5	$0.6	$0.7	$0.8	$0.8
Less: Capital Expenditures		$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)
Unlevered Free Cash Flow		$146	$105	$71	$47	$41	$40	$39	$38	$35	$31	$27	$22	$17

(1)	NOPAT is net operating profit after tax.

Opinion of Centerview

On October 2, 2022, Centerview rendered to our Board of Directors its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares (as defined in the Merger Agreement), Dissenting Shares (as defined in the Merger Agreement) and any Shares held by any Affiliate (as defined in the Merger Agreement) of the Company or Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated October 2, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of

Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of our Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares, Dissenting Shares and any Shares held by any Affiliate of the Company or Parent) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such holder should otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated October 2, 2022, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2021, December 31, 2020 and December 31, 2019;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis (including the Updated September Projections), which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview conducted such financial studies and analyses and took into account such other information as Centerview deemed appropriate. Our Board of Directors informed Centerview of, and Centerview took into account in arriving at its opinion, the Company’s liquidity position and potential capital requirements.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.

Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares, Dissenting Shares and any Shares held by any Affiliate of the Company or Parent) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares, Dissenting Shares and any Shares held by any Affiliate of the Company or Parent) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of our Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with our Board of Directors in connection with Centerview’s opinion, dated October 2, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 30, 2022 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Updated September Projections and calculations of risk adjusted, after-tax unlevered free cash flows based on the Updated September Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2022 using discount rates ranging from 15.0% to 17.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital), determined using the “Capital Asset Pricing Model” and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for a comparable group of companies and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2022 and ending on December 31, 2048, utilized by Centerview based on the Updated September Projections, (ii) no implied terminal value assigned to the Company, as directed by the Company’s management, (iii) tax savings from usage of the Company’s estimated federal NOLs of approximately $126 million as of December 31, 2021 and future losses, (b) adding to the foregoing results the Company’s estimated net cash of $29 million as of September 30, 2022, which includes an estimated approximately $5 million in net proceeds from an assumed equity financing in the remainder of 2022, and (c) subtracting from the foregoing results the present value of the impact of assumed equity raises of $15 million in 2023, $45 million in 2024, $75 million in 2025, and $100 million in 2027, as set forth in the Forecasts. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and additional shares issued in an assumed approximately $5 million capital raise in the remainder of 2022) as of September 30, 2022, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $0.97 to $1.71 rounded to the nearest $0.01. Centerview then compared the results of the above analysis to the $2.07 per Share value of the Consideration to be paid to the holders of Shares (other than Excluded Shares, Dissenting Shares and any Shares held by any Affiliate of the Company or Parent) pursuant to the Merger Agreement.

Other Factors

Centerview noted for our Board of Directors certain additional factors solely for reference and informational purposes, including, among other things, the following:

•	Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended September 30, 2022, which reflected low and high stock closing prices for the Company during such period of $0.27 to $4.53 per Share, with the high stock closing price following the announcement in May 2022 of the lifting of the clinical hold previously placed by the FDA on the Phase 1/2 SUNRISE clinical trial of LB-001 being $0.67.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of September 30, 2022, which indicated low and high stock price targets for the Company ranging from $1.00 to $2.50 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by our Board of Directors in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of our Board of Directors or management of the Company with respect to the Consideration or as to whether our Board of Directors would have been willing to determine that a different consideration was fair. The Consideration for the Transactions was determined through arm’s-length negotiations between the Company and Parent and was approved by our Board of Directors. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or our Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for the engagement relating to the Transactions with Parent, Centerview had not been engaged on a fee paying basis to provide financial advisory or other services to the Company, and has not received any compensation from the Company during such period. In 2022, Centerview was engaged to provide financial advisory services to ReViral Inc. (“ReViral”), a private company in which affiliates of OrbiMed (which holds an approximately 26% equity interest in the Company) held a less than 20% minority equity interest, in connection with its sale to Pfizer Inc., and Centerview received compensation from ReViral for such services. In 2020 and 2021, Centerview was engaged to provide financial advisory services unrelated to the Company to Prevail Therapeutics Inc. (“Prevail”), a publicly traded company in which affiliates of OrbiMed held an approximately 40% equity interest, in connection with its sale to Eli Lilly and Company, and Centerview received compensation from Prevail for such services. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory services to Parent or Purchaser, and did not receive any compensation from Parent or Purchaser during such period. In the two years prior to the date of its written opinion, Centerview was engaged to provide financial advisory services to AstraZeneca, the parent company of Parent, including in connection with its acquisition of Parent in 2021, and Centerview received approximately $30 million to $40 million in compensation from AstraZeneca during such period. Centerview may provide financial advisory and other services to or with respect to the Company, Parent, AstraZeneca, OrbiMed or their respective affiliates, including portfolio companies of OrbiMed, in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, AstraZeneca, OrbiMed or any of their respective affiliates, including portfolio companies of OrbiMed, or any other party that may be involved in the Transactions contemplated by the Merger Agreement.

Our Board of Directors selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in providing M&A advisory services to companies in the biopharmaceutical and biotechnology industries and familiarity with the Company based on prior advice rendered by Centerview to the Company from time to time in the past. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to our Board of Directors, the Company has agreed to pay Centerview an aggregate fee of $4,500,000, $500,000 of which was payable upon the rendering of Centerview’s opinion and $4,000,000 of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. However, there is no requirement in the Merger Agreement or any other agreement that requires them to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

On April 22, 2022, the Company entered into the Centerview Engagement Letter. Pursuant to the Centerview Engagement Letter, the Company retained Centerview as its financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to our Board of Directors referred to in “Item 4. The Solicitation or Recommendation” above. Centerview’s opinion to our Board of Directors does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to our Board of Directors, the Company has agreed to pay Centerview an aggregate fee of approximately $4,500,000, $500,000 of which was payable upon the rendering of Centerview’s opinion and approximately $4,000,000 of which is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

The Company has retained Innisfree M&A Incorporated to advise it with respect to stockholder communications occurring in connection with the Offer. The Company expects to pay Innisfree M&A Incorporated approximately $30,000-$45,000 for this service.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer.

The information set forth in “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or as otherwise described in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company’s directors, executive officers, subsidiaries or affiliates of the Company.

Item 7. Purposes of the Transactions, Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

•

would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

As described in the Merger Agreement, our Board of Directors, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 - “The Merger Agreement; Other Agreements” of the Offer to Purchase. The information set forth in Section 11 - “The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A)  of the Schedule TO, is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Conditions of the Offer

The information set forth in Section 15 - “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, is incorporated herein by reference.

Stockholder Approval Not Required

On October 2, 2022, our Board of Directors, at a meeting thereof duly called and held, duly adopted by unanimous vote resolutions (i) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approving the Merger Agreement and the Transactions, including the Offer and the Merger, and declaring the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, fair to and in the best interests of the Company and the Company’s stockholders, (iii) agreeing that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the Minimum Tender Condition, Injunction Condition and Key Employee Conditions are satisfied, subject to the satisfaction or waiver of the other Offer Conditions, which are described in Section 15 - “Conditions of the Offer” of the Offer to Purchase, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers, among other things) with an “interested stockholder” (defined generally to include (i) the owner of 15% or more of the outstanding voting stock of the corporation and (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) for a period of three years following the time such person became an “interested stockholder” unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above, and Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither they nor any of their respective affiliates is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Therefore, and assuming the truth of that representation, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement, the Merger, the Offer or the other Transactions and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders and beneficial owners as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, who have validly and subsequently withdrawn such Shares prior to the Offer Acceptance Time) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262). The following summary does not constitute any legal or other advice and does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in

Section 262 of the DGCL and in this summary to a “stockholder” mean a record holder of Shares; all such references to a “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person; and all such references to “person” mean any individual, corporation, partnership, unincorporated association or other entity. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each stockholder of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL, and the full text of Section 262 may be accessed without subscription or cost at the Delaware Code Online (available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262). Any stockholder or beneficial owner who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do ALL of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is October 18, 2022), demand in writing, sent to the Company at the address indicated below, the appraisal of Shares held of record or beneficially owned, as applicable, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal (and, in the case of a demand made by a beneficial owner, reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 of the DGCL and to be set forth on the Verified List (as defined below));

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer or otherwise vote in favor of or consent to the Merger; and

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger within 10 days after the closing of the Merger to all the Company’s stockholders and beneficial owners who demanded appraisal in writing (in accordance with the first bullet above), as required by Sections 262(d)(2) and (3) of the DGCL. However, only stockholders and beneficial owners who have made a written demand in accordance with the first bullet above will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) may result in a loss of your appraisal rights.

The Company’s stockholders and beneficial owners who demand appraisal and comply with the applicable statutory procedures, and whose appraisal rights are not otherwise lost pursuant to Section 262 of the DGCL, will be entitled to receive a judicial determination by the Delaware Court of Chancery (the “Delaware Court”) of the “fair value” of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a statutory rate of interest thereon, unless the court in its discretion determines otherwise for good cause shown. Stockholders and beneficial owners of Shares considering seeking such an appraisal should be aware that the “fair value” of the Shares as so determined by the Delaware Court could be more or less than, or the same as, the price per Share to be paid in the Merger.

Written Demand by the Stockholder or Beneficial Owner

All written demands for appraisal should be addressed to LogicBio Therapeutics, Inc., Attention: Senior Director, Corporate Counsel, 65 Hayden Avenue, 2nd Floor, Lexington, MA 02421. The person making the written demand must be a stockholder of record or a beneficial owner, as applicable, of the Shares with respect to which appraisal is sought on the date the written demand for appraisal is made, and such person must continue to hold or beneficially own, respectively, such Shares through the effective date of the Merger. The written demand for appraisal should be executed by or for the stockholder or beneficial owner and must reasonably inform the Company of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of his, her or its Shares. A written demand made by beneficial owner must also reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the Verified List.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Notice by the Surviving Corporation

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the effective date of the Merger, the Surviving Corporation will deliver notice that the Merger has become effective to each of the Company’s stockholders and beneficial owners of Shares, as applicable, who has properly demanded appraisal of their Shares in accordance with, and as required by, Section 262(d)(2) of the DGCL. At any time within 60 days after the effective date of the Merger, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined a proceeding as a named party may have the right to withdraw such person’s demand for appraisal and to accept the terms offered in the Merger; after this period such person may withdraw such person’s demand for appraisal only with the consent of the Surviving Corporation.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the value of the Shares of all persons who have demanded appraisal in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company (as the Surviving Corporation)

is under no obligation, and has no present intention, to file a petition, and stockholders and beneficial owners should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any person who has complied with the requirements of Section 262 of the DGCL for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares that were the subject of, and not tendered into and were accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, in the case of a demand made by a beneficial owner, the record holder of such Shares will not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of a petition commencing an appraisal proceeding by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. The costs relating to these notices will be borne by the Surviving Corporation.

After notice to the stockholders and beneficial owners as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those persons who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the persons who demanded an appraisal of their Shares to submit their stock certificates (if any) to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. If immediately before the Merger the Shares are listed on a national securities exchange (which we expect to be the case), the Delaware Court will dismiss the proceedings as to all stockholders and beneficial owners who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL (which will not be the case assuming the Merger is consummated in accordance with Section 251(h) of the DGCL pursuant to the terms of the Merger Agreement). We refer to these conditions as the “ownership conditions.”

Determination of Fair Value

After the Delaware Court determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time.

In determining the fair value of the Shares, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court, and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such person’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court may order. The Delaware Court’s decree may be enforced as other decrees in such court may be enforced.

The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, order all or a portion of such expenses including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal not dismissed by the Delaware Court pursuant to Section 262(k) of the DGCL. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

From and after the effective date of the Merger, no person who has demanded appraisal rights with respect to some of all of such person’s Shares in compliance with Section 262 of the DGCL will be entitled to vote such Shares for any purpose or to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the effective date of the Merger).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A person will fail to perfect, or effectively lose, his, her or its right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Moreover, as summarized above, the Delaware Court must dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights, and in which case such persons will effectively lose their appraisal rights, if none of the ownership conditions are satisfied. In addition, a person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger in accordance with Section 262(e) of the DGCL. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any person without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court made under Section 262(j) of the DGCL; provided, however, that the limitation set forth in this sentence will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the loss or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which may be accessed without subscription or cost at the Delaware Code Online (available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262).

STOCKHOLDERS AND BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

The Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) may review the legality under the antitrust laws of the acquisition of Shares in the Offer; however, because the size of the Offer and Merger are below the thresholds for filing a pre-merger notification under the HSR Act, no filing or waiting period requirements under the HSR Act apply. Nevertheless, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, either the Antitrust Division or the FTC could take such action under the antitrust laws of the United States of America as it deems necessary to protect competition in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or of its subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws of the United States of America seeking similar relief or seeking conditions to the consummation of the Offer. While the Company believes that the consummation of the Offer will not result in a violation of any applicable antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Parent may not be obligated to consummate the Offer or the Merger.

The Company, Parent and Purchaser do not meet the filing thresholds of the EU Merger Regulation. However, the EC may decide to examine the Offer and Merger if it receives a referral request from one or more European Union member state(s). The Injunction Condition requires, among other things, that there shall not be any notification of a referral request under Article 22(2) of the EU Merger Regulation and the EC shall not have decided to examine the Offer and Merger under Article 22(3) of the EU Merger Regulation, each of which would prevent or make unlawful the consummation of the Transactions while the standstill obligation is in effect.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9 and documents attached hereto contain forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the ability of the parties to complete the Transactions, the projections (including regarding the Preliminary April Projections and the Updated September Projections), the expected timing of completion of the Transactions, as well as any assumptions underlying any of the foregoing.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) the risk that the Transactions may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require a termination fee or other expenses; (vii) the effect of the transaction announcement or pendency of the Transactions on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its business partners, collaborators, vendors and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its quarterly report on Form 10-Q for the fiscal period ended June 30, 2022 and other filings the Company may make with the SEC in the future. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9. Exhibits.

Exhibits.

(a)(1)	Offer to Purchase, dated October 18, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Alexion Pharmaceuticals, Inc. and Camelot Merger Sub, Inc. (the “Schedule TO”) filed with the SEC on October 18, 2022)

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on October 18, 2022)

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC on October 18, 2022)

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC on October 18, 2022)

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC on October 18, 2022)

(a)(6)	Form of Summary Advertisement, published October 18, 2022 in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC on October 18, 2022)

(a)(7)	Press Release of LogicBio Therapeutics, Inc., dated October 3, 2022, related to the proposed acquisition of LogicBio Therapeutics, Inc. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of LogicBio Therapeutics, Inc. filed with the SEC on October 3, 2022)

(a)(8)	Press Release of Alexion Pharmaceuticals, Inc., dated October 3, 2022, related to the proposed acquisition of LogicBio Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C of Alexion Pharmaceuticals, Inc. and Camelot Merger Sub, Inc. filed with the SEC on October 3, 2022)

(a)(9)	Letter to Employees, dated October 3, 2022, from Frederic Chereau, President and Chief Executive Officer (incorporated by reference to Exhibit 99.1 to the Solicitation/Recommendation Statement on Schedule 14D-9-C of LogicBio Therapeutics, Inc. (the “Schedule 14D-9-C”) filed with the SEC on October 3, 2022)

(a)(10)	Employee and External Questions and Answers (Q&A), dated October 3, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9-C filed with the SEC on October 3, 2022)

(a)(11)	Form of Key Stakeholder Letter, first sent on October 3, 2022 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9-C filed with the SEC on October 3, 2022)

(a)(12)	Letter to Investors, dated October 3, 2022, from Frederic Chereau, President and Chief Executive Officer (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9-C filed with the SEC on October 3, 2022)

(a)(13)	LinkedIn Post, dated October 3, 2022 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9-C filed with the SEC on October 3, 2022)

(a)(14)	Twitter Post, dated October 3, 2022 (incorporated by reference to Exhibit 99.6 the Schedule 14D-9-C filed with the SEC on October 3, 2022)

(a)(15)	Opinion, dated October 2, 2022, of Centerview Partners LLC to the Board of Directors of LogicBio Therapeutics, Inc. (included as Annex I to this Solicitation/Recommendation Statement on Schedule 14D-9)

Exhibits.

(e)(1)	Agreement and Plan of Merger, dated October 3, 2022, by and among LogicBio Therapeutics, Inc., Alexion Pharmaceuticals, Inc. and Camelot Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of LogicBio Therapeutics, Inc. filed with the SEC on October 3, 2022)

(e)(2)	Tender and Support Agreement, dated October 3, 2022, by and among Alexion Pharmaceuticals, Inc., Camelot Merger Sub, Inc., OrbiMed Israel Partners II, L.P., OrbiMed Private Investments VI, L.P., OrbiMed Genesis Master Fund, L.P. and The Biotech Growth Trust PLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of LogicBio Therapeutics, Inc. filed with the SEC on October 3, 2022)

(e)(3)	Tender and Support Agreement, dated October 3, 2022, by and among Alexion Pharmaceuticals, Inc., Camelot Merger Sub, Inc. and BioDiscovery 5 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of LogicBio Therapeutics, Inc. filed with the SEC on October 3, 2022)

(e)(4)	Confidentiality Agreement, dated as of October 20, 2021 (as amended on July 22, 2022), between LogicBio Therapeutics, Inc. and Alexion Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC on October 18, 2022)

(e)(5)	Exclusivity Agreement, dated August 30, 2022 (as amended on October 2, 2022 with effect as of September 27, 2022), by and between the LogicBio Therapeutics, Inc. and Alexion Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC on October 18, 2022 )

(e)(6)	Excerpts from the Definitive Proxy Statement on Schedule 14A of LogicBio Therapeutics, Inc. filed with the SEC on April 29, 2022

(e)(7)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on November 15, 2021)

(e)(8)	LogicBio Therapeutics, Inc. 2014 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of LogicBio Therapeutics, Inc. filed with the SEC on September 25, 2018)

(e)(9)	Form of Stock Option Agreement under the LogicBio Therapeutics, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A of LogicBio Therapeutics, Inc. filed with the SEC on October 9, 2018)

(e)(10)	Form of Restricted Stock Agreement under the LogicBio Therapeutics, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A of LogicBio Therapeutics, Inc. filed with the SEC on October 9, 2018)

(e)(11)	LogicBio Therapeutics, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1/A of LogicBio Therapeutics, Inc. filed with the SEC on October 9, 2018)

(e)(12)	LogicBio Therapeutics, Inc. 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1/A of LogicBio Therapeutics, Inc. filed with the SEC on October 9, 2018)

(e)(13)	LogicBio Therapeutics, Inc. 2018 Cash Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1/A of LogicBio Therapeutics, Inc. filed with the SEC on October 9, 2018)

(e)(14)	Form of Incentive Stock Option Agreement under the LogicBio Therapeutics, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1/A of LogicBio Therapeutics, Inc. filed with the SEC on October 9, 2018)

Exhibits.

(e)(15)	Form of Non-Statutory Stock Option Agreement under the LogicBio Therapeutics, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1/A of LogicBio Therapeutics, Inc. filed with the SEC on October 9, 2018)

(e)(16)	Form of Restricted Stock Unit Agreement under the LogicBio Therapeutics, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on August 9, 2021)

(e)(17)	Form of Inducement Award Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on November 15, 2021)

(e)(18)	Form of Executive Employment Agreement applicable to executive officers (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on August 9, 2021)

(e)(19)	Form of Amended and Restated Executive Employment Agreement, by and between LogicBio Therapeutics, Inc. and Frederic Chereau (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1/A of LogicBio Therapeutics, Inc. filed with the SEC on October 9, 2018)

(e)(20)	Consulting Agreement with Mark Kay, dated April 1, 2018 (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of LogicBio Therapeutics, Inc. filed with the SEC on September 25, 2018)

(e)(21)	Consultancy Agreement, effective June 1, 2021, by and between LogicBio Therapeutics, Inc. and Kyle Chiang (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on August 9, 2021)

(e)(22)	Consultancy Agreement, dated November 6, 2020, by and between LogicBio Therapeutics, Inc. and Bryan Yoon (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on August 9, 2021)

(e)(23)	Form of At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement applicable to Frederic Chereau (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on August 9, 2021)

(e)(24)	Form of Confidential Information, Invention Assignment, Restricted Activities, and Arbitration Agreement applicable to executive officers (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on August 9, 2021)

(e)(25)	Executive Employment Agreement, dated August 5, 2020, by and between LogicBio Therapeutics, Inc. and Daniel Gruskin (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on May 16, 2022)

(e)(26)	Form of At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement applicable to Daniel Gruskin (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of LogicBio Therapeutics, Inc. filed with the SEC on May 16, 2022)

(e)(27)	Key Employee Offer Letter, dated October 1, 2022, by and between Frederic Chereau and Alexion Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed with the SEC on October 18, 2022)

(e)(28)	Key Employee Offer Letter, dated October 1, 2022, by and between Mariana Nacht and Alexion Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed with the SEC on October 18, 2022)

Exhibits.

(e)(29)	Key Employee Offer Letter, dated October 1, 2022, by and between Matthias Hebben and Alexion Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed with the SEC on October 18, 2022)

(e)(30)	Confidential Information, Invention Assignment, Restricted Activities, and Arbitration Agreement, dated October 1, 2022, applicable to Frederic Chereau (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed with the SEC on October 18, 2022)

(e)(31)	Confidential Information, Invention Assignment, Restricted Activities, and Arbitration Agreement, dated August 6, 2020, applicable to Mariana Nacht (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed with the SEC on October 18, 2022)

(e)(32)	Confidential Information, Invention Assignment, Restricted Activities, and Arbitration Agreement, dated October 1, 2022, applicable to Matthias Hebben (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed with the SEC on October 18, 2022)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

LOGICBIO THERAPEUTICS, INC.

By:	/s Frederic Chereau
Name:	Frederic Chereau
Title:	President and Chief Executive Officer

Date: October 18, 2022

Annex I

Centerview Partners LLC 31 West 52nd Street New York, NY 10019

October 2, 2022

The Board of Directors

LogicBio Therapeutics, Inc.

65 Hayden Ave, 2nd Floor

Lexington, MA 02421

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of LogicBio Therapeutics, Inc., a Delaware corporation (the “Company”), of the $2.07 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Camelot Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $2.07 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement), (ii) any Shares held immediately prior to the Effective Time (as defined in the Agreement) by the Company (or held in the Company’s treasury) or any Company Subsidiary (as defined in the Agreement) and (iii) any Shares held immediately prior to the Effective Time by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary (as defined in the Agreement) of Parent (the shares referred to in clauses (i) through (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $2.07 per Share in cash, without interest, (the $2.07 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. Inaddition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In 2022, we were engaged to provide financial advisory services to ReViral Inc. (“ReViral”), a private company in which affiliates of OrbiMed Advisors LLC (“OrbiMed”) (which holds an approximately 26% equity interest in the Company) held a significant minority equity interest, in connection with its sale to Pfizer Inc., and we received compensation from

The Board of Directors

LogicBio Therapeutics, Inc.

October 2, 2022

ReViral for such services. In 2020 and 2021, we were engaged to provide financial advisory services unrelated to the Company to Prevail Therapeutics Inc. (“Prevail”), a publicly traded company in which affiliates of OrbiMed held a significant minority equity interest, in connection with its sale to Eli Lilly and Company, and we received compensation from Prevail for such services. In the past two years, we have not been engaged to provide financial advisory services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. In the past two years, we have been engaged to provide financial advisory services to AstraZeneca PLC (“AstraZeneca”), the parent company of Parent, including in connection with its acquisition of Parent in 2021, and we have received compensation from AstraZeneca during such period. We may provide financial advisory and other services to or with respect to the Company, Parent, AstraZeneca, OrbiMed or their respective affiliates, including portfolio companies of OrbiMed, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, AstraZeneca, OrbiMed or any of their respective affiliates, including portfolio companies of OrbiMed, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated October 2, 2022 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2021, December 31, 2020 and December 31, 2019; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we conducted such financial studies and analyses and took into account such other information as we deemed appropriate. You have also informed us of, and we have taken into account in arriving at our opinion, the Company’s liquidity position and potential capital requirements.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for

The Board of Directors

LogicBio Therapeutics, Inc.

October 2, 2022

the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such holder should otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC